

EMC

EMC Insurance Group Inc.



2003 ANNUAL REPORT

Our Mission is to create shareholder value through customer satisfaction and employee commitment to excellence, and is designed to directly coincide with our parent organization's mission—to grow profitably through partnership with independent insurance agents and to enhance the ability of our partners to deliver quality financial protection to the people and businesses we mutually serve.

mission

The strength of a lion.

The wisdom of an owl.

The swiftness of a horse.

Getting better, soaring higher, all the time.

EMC
EMC Insurance Group Inc.

CORPORATE PROFILE: EMC Insurance Group Inc. (Group) is a holding company with operations in property and casualty insurance and reinsurance. Group, formed in 1974, became publicly held in 1982.

Employers Mutual Casualty Company (EMCC) owns 80.9 percent of Group's stock. EMCC, its affiliates and subsidiaries operate under the trade name of EMC Insurance Companies (EMC). Headquartered in Des Moines, Iowa, EMC provides insurance coverage and services through 16 branch offices throughout the country.

EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol EMCI.

MARKET TERRITORIES: We market our products and services to our agency partners and insurance customers through local branch offices and service offices located strategically throughout market territories. It is important to our success to provide a local presence, especially in the areas of underwriting, claims, marketing and risk improvement.

The short chain of command and the decentralized structure of the branch offices allows us to fine-tune marketing strategies, products and pricing to meet the needs of individual marketing territories and to take advantage of different opportunities for profit in each market.

Corporate Website: www.emcinsurance.com
Corporate Email: EMCIns.Group@EMCIns.com

EMPLOYERS MUTUAL CASUALTY COMPANY

EMC INSURANCE GROUP INC.

PROPERTY AND CASUALTY INSURANCE
- DAKOTA FIRE INSURANCE COMPANY
- FARM AND CITY INSURANCE COMPANY
- ILLINOIS EMCASCO INSURANCE COMPANY
- EMCASCO INSURANCE COMPANY
- EMC UNDERWRITERS, LLC

ASSUMED REINSURANCE
- EMC REINSURANCE COMPANY *(non-affiliated reinsurance)*

BRANCH AND SERVICE OFFICES

● BRANCH OFFICES
○ SERVICE OFFICES

FINANCIAL HIGHLIGHTS

($ in thousands, except per share data)

FOR THE YEAR	2003	2002	% CHANGE
Total revenues	$362,357	$327,528	10.6 %
Income before income taxes	27,982	21,892	27.8 %
Net income	20,349	16,102	26.4 %

PER SHARE	2003	2002	% CHANGE
Net income	$ 1.78	$ 1.42	25.4 %
Catastrophe and storm losses	1.19	0.47	153.2 %
Dividend paid	0.60	0.60	0.0 %
Book value per share	15.72	13.84	13.6 %

MARKET PRICE	2003	2002	% CHANGE
High	$ 22.10	$ 23.50	(6.0) %
Low	15.50	13.25	17.0 %
Close on December 31	21.14	17.87	18.3 %

AT YEAR-END	2003	2002	% CHANGE
Average return on equity (ROE)	12.0 %	10.8 %	11.1 %
Total assets	$899,712	$674,864	33.3 %
Shareholders' equity	$180,751	$157,768	14.6 %
Price to book value	1.35X	1.29X	4.7 %
Number of shares outstanding	11,501,065	11,399,050	0.9 %
Number of registered shareholders	1,188	1,208	(1.7) %
Number of independent insurance agencies	3,150	3,200	(1.5) %



THESE ARE EXCITING TIMES: During 2003, EMC Insurance Group Inc. established several new financial records, earned a record setting $1.78 per share and achieved an all-time high year-end closing price in our stock. In keeping with our guiding belief of continuous improvement, we fine-tuned our strategic and operational plans and implemented several new initiatives that will allow us to better position ourselves for the future. As I look back on our accomplishments during 2003, I am proud to state that we are **stronger, smarter, faster** and **better** than we were at the beginning of 2003.

THE YEAR IN RETROSPECT: The success of our strategic and operational plans can be measured through our financial performance. In 2003, many of those measures were record setting. Net premiums written increased 8.2 percent to a record $339,649,000. Total revenues increased 10.6 percent to a record $362,357,000. Group's GAAP combined ratio for 2003 was 100.2 percent, which is significantly

to our shareholders

lower than any year in more than a decade. Net income per share increased 25.4 percent to a record $1.78 per share. Book value per share increased 13.6 percent to a record $15.72 per share. And the Company's stock price at year-end increased 18.3 percent to $21.14, which is the highest year-end closing stock price in the Company's 21 years as a publicly traded company.

These records are impressive, and it is also impressive to note that we achieved them when significant factors were working against us. One factor we experienced was an unusually high level of catastrophe and storm losses in 2003, second only to the record amount reported in 2001. Catastrophe and storm losses for 2003 totaled $20,942,000 or $1.19 per share after tax. Hurricane Isabel was the largest catastrophe loss in 2003, totaling $3,903,000 or $0.22 per share after tax. Another factor was a 9.4 percent decline in investment income in 2003 due to the lingering low interest rate environment. Most of the Company's higher yielding bonds have matured or have been called, resulting in a lower amount of investment income.

The strength of an insurance company is based on the strength of its reserves. EMC Insurance Group Inc. strives to maintain adequate reserves. The Company's commitment to this philosophy was again demonstrated during 2003 when it strengthened bulk loss and settlement expense reserves for the property and casualty segment. This increase in reserves, which totaled $12,825,000 or $0.72 per share after tax, was prompted by regularly-scheduled actuarial reviews of the Company's carried reserves. By performing these reviews on a regular basis and adjusting the Company's carried reserves promptly in response to these evaluations, we accomplished two objectives: ensured that the Company's carried reserves are adequate to settle the underlying exposures and minimized the financial impact that any required adjustment will have on current operations.

As we reviewed and implemented our strategic and operational plans for 2003, we concluded that the relatively small amount of nonstandard risk automobile insurance business written by our wholly-owned subsidiary, Farm and City Insurance Company, did not constitute a core competency of the Company. Given the highly competitive nature of this business and the large amount of resources that would be required to improve its operating performance, we determined that the best course of action would be to discontinue this line of business.

CATASTROPHE AND STORM LOSSES
$ in thousands

$13,477 $11,162 $8,604 $22,947 $8,304 $20,942


1998
1999
2000
2001
2002
2003

GAAP COMBINED RATIO

114.8 115.2 113.5 113.9 101.9 100.2


1998
1999
2000
2001
2002
2003

NET INCOME (LOSS) PER SHARE
basic & diluted


$.53 $(.07) $.21 $(.19) $1.42 $1.78
1998 1999 2000 2001 2002 2003

BOOK VALUE PER SHARE

$14.26 $12.60 $13.14 $12.40 $13.84 $15.72


1998 1999 2000 2001 2002 2003

Taking these factors into consideration, it is apparent that our book of business performed very well in 2003. Over the last several years we have been diligent in our efforts to improve both premium rate adequacy and the quality of the risks we insure. Those efforts have been successful and we are now experiencing the financial benefits of those initiatives. Improved premium rate adequacy benefited the operating results of the reinsurance segment in 2003, but the real driver in this segment's improved results was exceptionally good loss experience during the second half of the year.

As corporate governance came to the forefront in 2003, we continued our emphasis on *honesty and integrity*—one of our guiding beliefs. We devoted substantial time and effort to analyzing and planning for the changes required to comply with the Sarbanes-Oxley Act of 2002 and the new listing standards issued by NASDAQ. We are currently taking action to maintain our full and timely compliance with these new requirements.

THE CHALLENGES OF 2004: Looking forward to 2004, our goal is to build on the progress and sustain the momentum we achieved in 2003. As we pursue our corporate objectives, we are inspired by the strength of a lion, the wisdom of an owl, the swiftness of a horse and the majesty of the eagle—for these are the qualities that you will find at EMC Insurance Group Inc.

Thank you for your continued interest in EMC Insurance Group Inc.

BRUCE G. KELLEY, CPCU, CLU
President & Chief Executive Officer

EMC
EMC Insurance Group Inc.



THE STRENGTH OF A LION

[illegible] intelligent, fast.
Everything about this
[illegible] cat exudes strength.
[illegible] physical presence.
The power of its extremities.
[illegible] its roar, which can be
[illegible] up to five miles away.

SHAREHOLDERS, AGENTS AND POLICYHOLDERS HAVE COME TO *COUNT ON EMC* FOR THE FINANCIAL STRENGTH NECESSARY TO PROTECT WHAT THEY HAVE WORKED SO HARD TO ACHIEVE. IN 2003, THE COMPANY STRENGTHENED ITS FINANCIAL POSITION THROUGH DISCIPLINED UNDERWRITING, ADEQUATE PRICING, OPTIMUM INVESTMENT RESULTS AND EFFICIENT INTERNAL OPERATIONS.

STRENGTH IN NUMBERS. STRENGTH IN PEOPLE.

Achieving consistent profitable operating results under varying market conditions is a challenge the Company faces each and every year. Thanks to the support of our agency partners and the dedication of home office and branch employees, 2003 was another year of strong financial performance for EMC Insurance Group Inc.

STRONGER RESULTS: The Company's record-setting results in 2003 demonstrate our solid financial foundation. We had significant increases in total revenues, net written premiums and net income. Net income per share and book value per share also set new records. Group finished the year with the highest year-end closing stock price in the Company's history.

stronger

STRONGER RESERVES: Following the completion of several studies, bulk loss and settlement expense reserves were strengthened by $12,825,000 in 2003. Actuarial evaluations of reserves are performed on a regularly-scheduled basis. Our standard practice is to adjust bulk reserves as necessary in response to these evaluations in an effort to maintain a consistent level of reserve adequacy. The strengthening of reserves demonstrates our resolve to protect shareholder value and the financial integrity of our Company.

The affirmation of an A- (Excellent) rating from A.M. Best Company for EMC Insurance Companies, which includes subsidiaries of Group, is proof that the company remains strong and well positioned to meet the needs of today's marketplace.

STRONGER GOVERNANCE: Corporate governance at EMC Insurance Group Inc. is taken very seriously and every effort is being made to maintain compliance with the NASDAQ Stock Market listing requirements as well as the requirements of the SEC and the Sarbanes-Oxley Act of 2002.

STRONGER RELATIONSHIPS: Strengthening the relationships with our agency partners is another way we bolstered our financial position in 2003. As independent agents, these insurance professionals have a choice of the companies they represent and recommend. Our network of 16 regional branch offices provides a level of localized service most other companies cannot match. Agents enjoy working with people from their area, and it shows in the longevity of our agency relationships and the quality of the business they continue to place with us.

TOTAL ASSETS
$ in thousands

$496,046 $542,395 $587,676 $671,565 $674,864 $899,712


1998
1999
2000
2001
2002
2003

EMC Insurance Group Inc.



THE WISDOM OF AN OWL

With its powerful eyes, a head that can turn as much as 270 degrees and highly developed hearing, owls can quickly assess a situation and react accordingly. No wonder they are so wise.

NEW RISKS. NEW REGULATIONS. NEW TECHNOLOGY. NEW OPPORTUNITIES. THERE'S ALWAYS SOMETHING NEW IN THE INSURANCE BUSINESS. BY INVESTING IN PROGRAMS DESIGNED TO KEEP EMPLOYEES ABREAST OF THESE CHANGES, WE ARE ABLE TO PROVIDE SHAREHOLDERS, AGENTS AND POLICYHOLDERS WITH KNOWLEDGEABLE ANSWERS TO THEIR QUESTIONS.

MORE KNOWLEDGE. MORE VALUE.

Although we market insurance, our stock in trade is [illegible] knowledge to analyze markets. The knowledge to [illegible] The knowledge to provide meaningful services. The knowledge [illegible] employees to reach new heights. Throughout 2003, the Company [illegible] significant strides to enhance our most valuable [illegible]

SMARTER ORGANIZATION: Realizing the importance [illegible] has on customer service and overall productivity, EMC [illegible] employee development department that reports directly [illegible] management. The department is carrying out [illegible] initiatives in customer service, negotiations and communication [illegible] that were recommended by the employee teams.

smarter

SMARTER [illegible] Thanks to our [illegible] specialists, commercial [illegible] holders are becoming [illegible] Smarter about [illegible] employees in [illegible] workplaces. Smarter about complying with changing [illegible] regulations. Smarter about implementing policies and [illegible] reduce the incidence and severity of losses. As a result, [illegible] making smarter insurance decisions.

Further additions to our employee development department and the implementation of various training recommendations resulting from the studies done by companywide employee teams demonstrate the Company's commitment to improving the knowledge and skill level of all employees.

SMARTER LEADERS: Since continuous [illegible] for the Company as well as all employees, several [illegible] and development initiatives are being introduced. [illegible] developed specifically for EMC, includes tools, [illegible] to assist all managers in becoming better leaders. To ensure the Company [illegible] continuity of strong leaders, an emerging leaders program is being [illegible]

SMARTER COMMUNICATIONS: The more informed employees are [illegible] the goals of the company, the more motivated they [illegible] participate in achieving those goals. The corporate [illegible] department emphasizes the importance of [illegible] finds new ways to keep employees informed about [illegible] financial results and the progress of the employee teams.



EMC
EMC Insurance Group Inc.



THE SWIFTNESS OF A HORSE

Although horses can be trained to trot, gallop and canter, when they run, they fly. In 1945, a four-year-old race horse named Big Racket set the world speed record for horses – 43.2 mph!

TIME IS TODAY'S MOST IMPORTANT COMMODITY, AND SAVING TIME FOR SHAREHOLDERS, AGENTS AND POLICYHOLDERS IS JUST AS IMPORTANT AS HAVING THE RIGHT PRODUCTS AND SERVICES. CONTINUED ENHANCEMENTS TO OUR WWW.EMCINSURANCE.COM WEBSITE, A FOCUS ON PRODUCT MANAGEMENT AND OUR NETWORK OF BRANCH OFFICES GIVE US THE ABILITY TO RESPOND TO REQUESTS IN A TIMELY AND ACCURATE MANNER.

GREATER PRODUCTIVITY. GREATER SATISFACTION.

FASTER INFORMATION:

faster

FASTER SERVICE:

Major enhancements made to the investor relations webpage give investors easy, convenient access to information. Go to www.emcinsurance.com and click on "Investor Relations" to find historical stock prices, quarterly financial results or information on corporate governance.

FASTER COMMUNICATIONS:

FASTER CONNECTIONS:



EMC
EMC Insurance Group Inc.



SOARING HIGH AS AN EAGLE

With a massive wingspan of up to eight feet, the bald eagle can soar in boundless flight. Renowned for their powerful eyesight, eagles can see better than any other animal — more than four times better than humans.

By becoming stronger, smarter and faster, we are becoming better. Better positioned to achieve our corporate objectives. Better at delivering on our *Count on EMC* promise. Better at bringing value to our shareholders, agents and policyholders. Better at meeting the needs of our employees and the communities in which they live and work.

When we established companywide employee teams in 2003, we charged them with the responsibility of finding ways to make our company better. We're pleased to report that they did just that. You'll begin to see the results of their recommendations as we become better at meeting the needs of shareholders, agents, policyholders and employees.

BETTER SERVICE: Products can be quickly created. Prices can be easily matched. But the real value of EMC is superior service. As a result, the Company is developing and implementing service improvement plans in all departments. In the underwriting area, for example, staff members will be working to achieve specific service standards. Employee teams will be working to assess claims staffing needs in branch offices. Emphasis will also be placed on internal customer satisfaction as we continue to make the Company an even more team-oriented workplace.



The integration of marketing and underwriting as well as the addition of a director of product management is spurring the Company's efforts in identifying and maximizing market opportunities. In some regions, we have worked hard to establish EMC as a leading insurer of schools, municipalities and other business segments. Beginning in 2004, we will strengthen our position as a leader in the growing and profitable small business market. Plans are currently underway to let the marketplace know that "We're BIG on small business."

There is always something better. A better product. A better service. A better way to do business. *Count on EMC* to make continuous improvements in every aspect of our operations.

A new performance management model will be an invaluable tool in motivating employees to exceed expectations. By tying job performance to corporate objectives, this model will go beyond merely evaluating employees by providing opportunities for ongoing dialogue between managers and employees.

The future looks bright for EMC Insurance Group Inc. The initiatives introduced in 2003, and those planned for the year ahead, will build upon our current strengths, knowledge and speed, allowing the Company to pursue its mission. You can *Count on EMC* to enhance the ability of our partners to deliver quality financial protection to the people and businesses we serve while creating shareholder value.

STOCK PRICE
December 31

1998	1999	2000	2001	2002	2003
$12.75	$9.13	$11.75	$17.15	$17.87	$21.14



Shareholder Information

COMMON STOCK

EMC Insurance Group Inc.'s common stock trades on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol EMCI. As of February 27, 2004, the number of registered shareholders was 1,188.

PRICES AND DIVIDENDS PAID BY QUARTER AS REPORTED BY NASDAQ

	2003			2002		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 19.45	$ 15.50	$ 0.15	$ 19.90	$ 15.95	$ 0.15
2nd Quarter	$ 20.85	$ 18.00	$ 0.15	$ 23.50	$ 15.00	$ 0.15
3rd Quarter	$ 21.64	$ 17.52	$ 0.15	$ 17.20	$ 13.25	$ 0.15
4th Quarter	$ 22.10	$ 16.40	$ 0.15	$ 19.40	$ 13.50	$ 0.15
Close on Dec. 31	$ 21.14			$ 17.87		

There are certain regulatory restrictions relating to the payment of dividends by Group's insurance subsidiaries (see Note 6 of Consolidated Financial Statements). It is the present intention of Group's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, is to be determined by the Board of Directors at its discretion.

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

A dividend reinvestment and common stock purchase plan provides shareholders with the option of receiving additional shares of common stock instead of cash dividends. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan (see Note 13 of Consolidated Financial Statements). Employers Mutual Casualty Company (EMCC) continued to participate in the dividend reinvestment plan in 2003. In March 2003, EMCC surpassed the 80 percent ownership threshold of EMC Insurance Group Inc. EMCC has indicated that it may continue to participate in the dividend reinvestment plan in the future; however, its reinvestment percentage will be adjusted to the level necessary to maintain the 80 percent ownership threshold. More information about the plan can be obtained by calling UMB Bank, n.a., the stock transfer agent and plan administrator.

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES ISSUERS THE OPPORTUNITY TO MAKE CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS. ACCORDINGLY, ANY FORWARD-LOOKING STATEMENT CONTAINED IN THIS REPORT IS BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ACTUAL RESULTS OF THE COMPANY MAY DIFFER MATERIALLY FROM SUCH EXPECTATIONS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACTUAL RESULTS OF THE COMPANY INCLUDE BUT ARE NOT LIMITED TO THE FOLLOWING: CATASTROPHIC EVENTS AND THE OCCURRENCE OF SIGNIFICANT SEVERE WEATHER CONDITIONS; STATE AND FEDERAL LEGISLATION AND REGULATIONS; RATE COMPETITION; CHANGES IN INTEREST RATES AND THE PERFORMANCE OF FINANCIAL MARKETS; THE ADEQUACY OF LOSS AND SETTLEMENT EXPENSE RESERVES, INCLUDING ASBESTOS AND ENVIRONMENTAL CLAIMS; RATE AGENCY ACTIONS AND OTHER RISKS AND UNCERTAINTIES INHERENT TO THE COMPANY'S BUSINESS.





BOARD OF DIRECTORS

George C. Carpenter III, 76, A, I, N
Retired Executive Director
IOWA PUBLIC TELEVISION (BROADCASTING)

E.H. Creese, 72, A
Retired Senior Vice President,
Treasurer & Chief Financial Officer
EMPLOYERS MUTUAL CASUALTY COMPANY

David J. Fisher, 67, A, I, N
Chairman of the Board and President
ONTHANK COMPANY (WHOLESALE DISTRIBUTOR)

Bruce G. Kelley, 50, E
President & Chief Executive Officer
EMPLOYERS MUTUAL CASUALTY COMPANY

George W. Kochheiser, 78, E
Chairman of the Board
Retired President
EMPLOYERS MUTUAL CASUALTY COMPANY

Raymond A. Michel, 78, I, N
Director & Retired Chief Executive Officer
KOSS CONSTRUCTION COMPANY (ROAD CONSTRUCTION)

Fredrick A. Schiek, 69, E
Retired Executive Vice President & Chief Operating Officer
EMPLOYERS MUTUAL CASUALTY COMPANY

COMMITTEE MEMBERSHIP

E Executive Committee member
A Audit Committee member
I Inter-company Committee member
N Nominating Committee member

INDEPENDENT DIRECTORS

George C. Carpenter III
E. H. Creese
David J. Fisher
Raymond A. Michel

CORPORATE GOVERNANCE

Currently, Group's Board of Directors consists of seven directors: four are independent directors and three are dependent directors, as defined by the listing requirements of the NASDAQ Stock Market. The Board's Audit and Nominating Committees consist of independent directors only, as required by the Sarbanes-Oxley Act of 2002. Charters of these committees as well as the Company's Code of Conduct, the Code of Ethics for CEO and Senior Financial Officers, and the Corporate Governance Guidelines can be found on the Investor Relations link of the Company's website www.emcinsurance.com.

EXECUTIVE OFFICERS

Bruce G. Kelley, CPCU, CLU
President & Chief Executive Officer

William A. Murray, CIC, AU
Executive Vice President & Chief Operating Officer

Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development

Raymond W. Davis, CFA
Senior Vice President & Treasurer

Richard L. Gass
Senior Vice President/Productivity & Technology

Donald D. Klemme, CPCU
Senior Vice President & Secretary

David O. Narigon, J.D.
Senior Vice President/Claims

Steven C. Peck, FCAS, MAAA
Senior Vice President/Actuary

Ronald A. Paine, CPA
Vice President & Chief Audit Officer

Mark E. Reese, CPA
Vice President & Chief Financial Officer

Richard W. Hoffmann, J.D.
Vice President & General Counsel

Robert L. Link, CAM
Assistant Vice President & Assistant Secretary

Carla A. Prather
Assistant Vice President & Controller

BOARD *of* DIRECTORS
left to right:
Fredrick A. Schiek, George C. Carpenter III, Bruce G. Kelley, E.H. Creese, George W. Kochheiser, David J. Fisher, Raymond A. Michel

EXECUTIVE OFFICERS
left to right:
David O. Narigon, William A. Murray, Richard W. Hoffmann, Ronald W. Jean, Ronald A. Paine, Raymond W. Davis, Bruce G. Kelley, Richard L. Gass, Donald D. Klemme, Steven C. Peck, Robert L. Link, Carla A. Prather, Mark E. Reese

Shareholder Services

CORPORATE HEADQUARTERS
717 Mulberry Street
Des Moines, IA 50309
515.280.2511
EMCIns.Group@EMCIns.com

TRANSFER AGENT
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064
800.884.4225

AUDITORS
Ernst & Young LLP
801 Grand Avenue, Suite 3400
Des Moines, IA 50309

SEC COUNSEL
Nyemaster, Goode, Voigts,
West, Hansell & O'Brien, P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

INSURANCE COUNSEL
Bradshaw, Fowler, Proctor and Fairgrave
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

ANNUAL MEETING
We welcome attendance at our annual meeting on May 21, 2004 at 10:00 a.m. CDT.
EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

INFORMATION AVAILABILITY
Anyone interested in EMC Insurance Group Inc. can request news releases, annual reports, Forms 10-Q and 10-K, and other information at no cost by contacting:

INVESTOR RELATIONS
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
phone: 515.280.2515
fax: 515.237.2152

CORPORATE WEBSITE
www.emcinsurance.com

CORPORATE EMAIL
EMCIns.Group@EMCIns.com

2003

FINANCIAL INFORMATION


EMC
EMC Insurance Group Inc.

Contents

SELECTED FINANCIAL DATA.

	Year ended December 31,										
	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
	($ in thousands, except per share amounts)										
INCOME STATEMENT DATA											
Insurance premiums earned	$330,623	$297,043	$265,280	$231,459	$211,098	$194,244	$177,218	$165,191	$162,266	$164,829	$156,438
Investment income, net	29,702	32,778	30,970	29,006	25,761	24,859	23,780	24,007	23,204	21,042	20,936
Realized investment gains (losses)	1,170	(3,159)	800	1,558	277	5,901	4,100	1,891	1,043	520	684
Other income	862	866	774	1,473	2,194	1,701	1,023	904	1,005	1,128	668
Total revenues	362,357	327,528	297,824	263,496	239,330	226,705	206,121	191,993	187,518	187,519	178,726
Losses and expenses	334,375	305,636	303,366	262,431	245,321	223,031	189,318	171,324	163,202	168,842	169,707
Income (loss) before income tax expense (benefit)	27,982	21,892	(5,542)	1,065	(5,991)	3,674	16,803	20,669	24,316	18,677	9,019
Income tax expense (benefit)	7,633	5,790	(3,436)	(1,264)	(5,187)	(2,339)	3,586	5,635	6,967	5,171	1,885
Income (loss) from:											
Continuing operations	20,349	16,102	(2,106)	2,329	(804)	6,013	13,217	15,034	17,349	13,506	7,134
Accounting changes	-	-	-	-	-	-	-	-	-	-	2,621
Net income (loss)	$ 20,349	$ 16,102	$ (2,106)	$ 2,329	$ (804)	$ 6,013	$ 13,217	$ 15,034	$ 17,349	$ 13,506	$ 9,755
Net income (loss) per common share - basic and diluted:											
Continuing operations	$ 1.78	$ 1.42	$ (.19)	$ .21	$ (.07)	$ .53	$ 1.18	$ 1.37	$ 1.62	$ 1.29	$ .70
Accounting changes	-	-	-	-	-	-	-	-	-	-	.26
Total	$ 1.78	$ 1.42	$ (.19)	$ .21	$ (.07)	$ .53	$ 1.18	$ 1.37	$ 1.62	$ 1.29	$ .96
Premiums earned by segment:											
Property and casualty insurance	$241,237	$225,013	$203,393	$184,986	$167,265	$155,523	$143,113	$128,516	$126,440	$127,573	$123,114
Reinsurance	89,386	72,030	61,887	46,473	43,833	38,721	34,105	36,675	35,826	37,256	33,324
Total	$330,623	$297,043	$265,280	$231,459	$211,098	$194,244	$177,218	$165,191	$162,266	$164,829	$156,438
BALANCE SHEET DATA											
Total assets	$899,712	$674,864	$671,565	$587,676	$542,395	$496,046	$459,110	$430,328	$412,881	$387,370	$368,936
Stockholders' equity	$180,751	$157,768	$140,458	$148,393	$141,916	$163,938	$162,346	$148,729	$136,889	$116,727	$109,634
OTHER DATA											
Average return on equity	12.0%	10.8%	(1.5)%	1.6%	(.5)%	3.7%	8.5%	10.5%	13.7%	11.9%	9.3%
Book value per share	$ 15.72	$ 13.84	$ 12.40	$ 13.14	$ 12.60	$ 14.26	$ 14.30	$ 13.42	$ 12.66	$ 11.03	$ 10.63
Dividends paid per share	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ .60	$ .57	$ .53	$ .52	$ .52
Property and casualty insurance subsidiaries aggregate pool percentage	23.5%	23.5%	23.5%	23.5%	23.5%	23.5%	22%	22%	22%	22%	22%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%	100%	95%	95%	95%	95%
Closing stock price	$ 21.14	$ 17.87	$ 17.15	$ 11.75	$ 9.13	$ 12.75	$ 13.25	$ 12.00	$ 13.75	$ 9.50	$ 9.50
Net investment yield (pre-tax)	4.81%	5.92%	6.31%	6.47%	5.96%	6.02%	6.15%	6.54%	6.65%	6.59%	6.83%
Cash dividends to closing stock price	2.8%	3.4%	3.5%	5.1%	6.6%	4.7%	4.5%	4.8%	3.9%	5.5%	5.5%
Common shares outstanding	11,501	11,399	11,330	11,294	11,265	11,496	11,351	11,084	10,814	10,577	10,317
Statutory trade combined ratio	99.8%	101.3%	112.4%	113.5%	115.2%	114.8%	106.2%	103.6%	99.6%	101.3%	106.3%

Amounts previously reported in prior consolidated financial statements have been reclassified to conform to current presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of EMC Insurance Group Inc. and its subsidiaries' financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere herein.

COMPANY OVERVIEW

EMC Insurance Group Inc., an 80.9 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Property and casualty insurance is the most significant segment, representing 73.0 percent of consolidated premiums earned. For purposes of this discussion, the term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. Employers Mutual and all of its subsidiaries (including the Company) and an affiliate are referred to as the "EMC Insurance Companies."

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. The aggregate participation of the Company's property and casualty insurance subsidiaries is 23.5 percent. Effective December 31, 2003, the pooling agreement was amended to provide that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants' financial statements. Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool.

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not reinsure any of Employers Mutual's direct insurance business, nor any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. In addition, the reinsurance subsidiary is not liable for credit risk in connection with the insolvency of any reinsurers of Employers Mutual. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. The override commission rate is charged at 4.50 percent of written premiums. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary.

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting results are calculated by subtracting losses and expenses incurred from premiums earned. An underwriting profit indicates that a sufficient amount of premium income was received to cover the risks insured. An underwriting loss indicates that premium income was not adequate. The combined ratio is another measure utilized by insurance companies to gauge underwriting profitability and is calculated by dividing losses and expenses incurred by premiums earned. A number less than 100 generally indicates an underwriting gain; a number greater than 100 generally indicates an underwriting loss.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums and earn interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. The weakening economy during the period of 2000 through 2002 prompted the Federal Reserve Bank to reduce interest rates several times, to the point of historic lows. As a result, called and matured fixed maturity securities have been reissued at much lower interest rates, which has had a negative impact on the insurance industry's investment income.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price cutting and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. As capital decreases and competition begins to subside in the interest of strengthening the balance sheet, premium pricing rises, sometimes dramatically, and underwriting practices are tightened (referred to as a hard market). During the late 1990's the insurance industry had hit the depths of an extremely long soft market. High interest rates and a strong stock market allowed insurers to cover ever growing underwriting losses with investment income. As the year 2000 approached, declining interest rates and a weakening stock market prompted the insurance industry to begin a movement toward increased pricing. This movement was dramatically accelerated by the terrorist attacks of September 11, 2001, pushing the industry toward a hard market. The ensuing plunge in the stock market, a further decline in interest rates, high profile bankruptcies and rising concerns about reserve deficiencies lead the insurance industry to implement large premium rate increases in an effort to improve capitalization. This hard market continued throughout 2002, but began to level off somewhat during 2003 as premium rate increases slowed, or even flattened, in most lines of business. Overall premium rate levels are expected to remain firm in 2004, but the recent improvement in the industry's capitalization may result in increased competition and less adequate rate levels in the future.

Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental, and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to show a profit. Correspondingly, inadequate reserves play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen an insurance company's loss and settlement expense reserves. One of the major issues confronting the insurance industry today is a concern about large reserve deficiencies. A.M. Best Company, which is considered to be the leading insurance rating agency, estimates industry reserve deficiencies to be approximately $65.6 billion at year-end 2003. This includes reserve deficiencies for asbestos and pollution exposures of $11.6 billion and $25 billion, respectively.

MANAGEMENT ISSUES AND PERSPECTIVES

The insurance industry is highly regulated and very competitive, and its operations are impacted by many economic and social factors. In order to be a viable source of insurance protection in today's marketplace, an insurance company must be strongly capitalized, carry a secure rating from A.M. Best Company and offer competitive products and excellent service. Management recognizes that insurance agents and their customers have many options to choose from when selecting an insurance carrier and continually emphasizes the need to meet and exceed customers' expectations in these areas.

Management has long recognized the importance of an insurance company's capitalization and has always strived to maintain a strong capital position by investing its assets conservatively and, more importantly, maintaining a consistent level of reserve adequacy. Carried reserves are analyzed on a regular basis and adjustments, if necessary, are implemented on a timely basis. This procedure not only assures a consistent level of reserve adequacy, it also minimizes the impact that any required adjustment will have on current operations. This dedication to reserve adequacy was again demonstrated during 2003 as the Company strengthened loss and settlement reserves in the property and casualty insurance segment in response to the findings of regularly-scheduled actuarial evaluations.

The participants in the EMC Insurance Companies pooling agreement currently carry an "A-" (Excellent) rating from A.M. Best Company. Management has worked diligently over the last several years to improve profitability through a combination of adequate pricing and focused underwriting practices. These efforts have been successful to date and management has taken the necessary steps to prepare for market changes that will inevitably occur. Maintaining a consistent level of profitability is a primary goal of management that will assist the Company in its quest to achieve an even higher rating from A.M. Best Company.

The products offered by an insurance company must be priced so that they are competitive in the marketplace, yet offer the prospect of producing an underwriting profit. This fact has become increasingly important during the last several years as investment income, which is used to supplement underwriting results and contribute to net earnings, has been negatively impacted by the lingering low interest rate environment. Management is keenly aware of the need to achieve an underwriting profit in today's marketplace and has implemented focused underwriting initiatives that stress profitability over production.

Workers' compensation is a significant line of business for the Company, representing 13.7 percent of premiums earned. Underwriting results for the workers' compensation line of business are difficult to control because premium rates are highly regulated and are often subject to political pressures. In addition, reserves established for workers' compensation claims often reflect long-term or life-time medical care that may increase significantly in cost due to inflationary pressures, increases in utilization of medical procedures and advancements in technology. Management has many years of experience in the workers' compensation business and continuously monitors these issues. It is also important to recognize that workers' compensation coverage is not issued on a stand-alone basis, but is provided in combination with other coverages in commercial package policies that are priced on a total coverage basis.

Catastrophe and storm losses are unpredictable and, as demonstrated during the last three years, can vary significantly from year to year. Management uses modeling software to help identify and estimate its potential loss exposure to a variety of events, both natural and manmade. Natural events that are modeled include hurricanes, tornados and windstorms, and earthquakes. Modeling activities for manmade events are primarily directed toward identifying concentrations of risk, such as workers' compensation coverage for a business or property that is subject to a terrorist attack or other manmade event. Management purchases reinsurance protection to mitigate the Company's loss potential to these types of exposures.

Losses from mold related claims continue to hamper the insurance industry as a whole, but are not considered to be significant exposures to the Company. The Company is using exclusionary endorsements and sub-limits to control mold losses. In addition, an improved understanding of these types of claims has resulted in prompt attention to water damage losses.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require a significant amount of subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses and estimates of incurred but not reported ("IBNR") losses. For direct insurance business, the Company's IBNR reserves are estimates of liability for accidents that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

The Company's claims department establishes case loss reserves for direct business. Branch claims personnel establish case reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. This reserving process implicitly assumes a stable inflationary and legal environment. Most of the IBNR reserves for direct business are established through an actuarial analysis of IBNR claims that have emerged after the end of recent calendar years compared to the corresponding calendar year earned premiums (adjusted for changes in rate level adequacy). The methodology used in estimating these formula IBNR reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns due to loss cost trends. From this analysis, IBNR factors are derived for each line of business and are applied to the latest twelve months of earned premiums to generate the formula IBNR reserves.

Ceded reserves are derived by applying the ceded contract terms to the direct reserves. For excess of loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case reserves of the ceded claims. For the catastrophe excess of loss contract, ceded reserves are calculated by applying the contract terms to both the aggregate case reserves on claims stemming from catastrophes and the estimate of IBNR reserves developed for each individual catastrophe. For quota share contracts, ceded reserves are calculated as the quota share percentage multiplied by both case and IBNR reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and consistent legal defense strategies. Based on this actuarial analysis, expense factors are derived for each line of business, which are applied to loss reserves to generate the expense reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is Home Office Reinsurance Assumed Department ("HORAD"), which is the reinsurance business that is underwritten by Employers Mutual. The second is the Mutual Reinsurance Bureau pool ("MRB"), which is a voluntary pool in which Employers Mutual participates. For the HORAD component, Employers Mutual records the case and IBNR reserves reported by the ceding companies. Bulk IBNR reserves are established based on an actuarial reserve analysis.

The primary actuarial methods used to project ultimate policy year losses are paid development, incurred development and Bornhuetter-Ferguson, a recognized actuarial methodology. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case reserving practices, and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For MRB, Employers Mutual records the case and IBNR reserves reported to it by the management of the pool, along with a relatively small IBNR reserve to cover a one-month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

Expense reserves for both the HORAD and MRB books of business are developed through the application of expense reserve factors to carried loss reserves. The factors are derived from an analysis of paid expenses to paid losses. The assumptions described for the property and casualty insurance segment also apply to the reinsurance segment expense reserving process.

At year-end 2003, the carried reserves for HORAD and MRB combined were in the upper quarter of the range of actuarial reserve indications. This conservative selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices.

Asbestos, environmental and other uncertain exposures

Asbestos and environmental losses paid by the Company have averaged only $233,000 per year over the past five years. During 2002, the Company re-evaluated the estimated ultimate loss projections for asbestos exposures. Based on this re-evaluation, the Company reallocated $176,000 of bulk IBNR reserves and $74,000 of settlement expense reserves to direct asbestos exposures. In addition, the Company diligently evaluated the adequacy of its asbestos reserves by commissioning a "ground-up" study to better quantify its exposure to asbestos liabilities. This study concluded that the Company's exposure for direct asbestos claims ranged from $1,100,000 to $5,100,000, with a point estimate of $3,000,000. Based on the results of this study, the Company elected to increase the IBNR and settlement expense reserves carried for direct asbestos exposures by $2,069,000 at December 31, 2002, to $2,985,000. The study's results for asbestos exposures on assumed reinsurance business were received during 2003, and the Company elected to increase its IBNR reserves carried for assumed asbestos exposures by $326,000 to the study's point estimate. The study and its results assume no improvement in the current asbestos litigation environment; however, continued efforts for federal legislation could reduce the ultimate loss projections for asbestos litigation below the levels currently projected for the industry.

Since 1989, the Company has consistently included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the Company's present asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the Company is defending several hundred asbestos bodily injury lawsuits under express reservation of rights in a number of states for injuries caused by asbestos containing products allegedly "mined, milled, manufactured, and/or distributed" by the Company's past and present policyholders. The plaintiffs in these cases suffer latent injuries, which can take years to detect. As a result, courts have allowed the trigger of more than one policy period (and carrier) to apply to these claims. The Company's policyholders that have been named as defendants in these asbestos lawsuits are peripheral defendants (i.e., small contractors, insulators, and electrical and building supply companies). During 2003, the Company was presented with several hundred additional lawsuits filed against three former policyholders representing approximately 40,500 claims related to exposure to asbestos or asbestos containing products. The Company has denied coverage to one of the former policyholders, representing approximately 10,000 claims, because of express asbestos exclusion language contained in the policy. Minimal expense payments have been made to date on the lawsuits related to the other two former policyholders and no payments have been made for either defense or indemnity. Four former policyholders and one current policyholder dominate the Company's asbestos claims. To date, actual losses paid have been minimal due to the plaintiffs' failure to identify an asbestos-containing product to which they were exposed that is associated with the Company's policyholders. Defense costs, on the other hand, have typically increased due to the increased number of parties involved in the litigation and the length of time required to obtain a favorable judgment. Whenever possible, the Company has participated in cost sharing agreements with other liability carriers to reduce overall asbestos claim expenses.

The Company's direct environmental claims have been defined as "any loss or potential loss (including third party claims) related directly or indirectly to the remediation of a site arising from past operations or waste disposal." Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's. The Company's exposure to environmental claims is therefore limited primarily to accident years preceding the 1980s. The pre-1980's exposures include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills or leaking underground storage tanks. During 2002, the Company re-evaluated the estimated ultimate losses for direct environmental exposures. Based on this re-evaluation, the Company reallocated $576,000 of bulk IBNR reserves and $191,000 of settlement expense reserves to direct environmental exposures. No additional IBNR reserves were established for these exposures.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980s after much attention had already been brought to these issues. The Company took action to commute one reinsurance contract during the first quarter of 2003 that had some asbestos and environmental reserves associated with it.

At December 31, 2003, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $5,584,000, which represents 1.5% of total loss and settlement expense reserves. The asbestos and environmental reserves include $1,289,000 of case reserves, $3,223,000 of IBNR reserves and $1,072,000 of bulk settlement expense reserves.

The Company's direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the Company's product liability claims arise from small to medium sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the Company's manufacturer policies, as the claims activity on these policies is generally isolated and can be severe. Claims involving petroleum products can range from small to severe, and are generally isolated and tend to occur when the product is placed into use. Specific product coverage is provided to the Company's mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are reported under product liability coverage. During 2003, 110 of these claims were reported to the Company.

The Company's assumed casualty excess reinsurance is also considered to be a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. While the Company's reinsurance subsidiary is predominantly a property reinsurer, it does write some casualty excess business that includes most of the standard casualty lines of business. Casualty excess business that is written is generally considered to be either working layer (exposed to loss on a policy limit basis) or clash (reinsurance attaches above the typical original policy limits that are provided). The working layer casualty excess reinsurance is written for smaller companies, while clash casualty excess is provided to all sizes of companies. No contracts are currently written for specialty casualty lines such as medical malpractice or for-profit directors and officers.

The Company has exposure to construction defect claims arising from general liability policies issued to contractors. Most of the Company's construction defect claims are concentrated in a limited number of states, and the Company has taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to issues such as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. The Company has recently implemented additional coding to identify construction defect claims. In 2002, incurred losses and paid settlement expenses on 555 newly reported construction defect claims totaled approximately $1,913,000. In 2003, 668 newly reported construction defect claims accounted for approximately $3,200,000 of incurred losses and paid settlement expenses. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $4,738,000 in 2003. At year-end 2003, the Company carried case reserves of approximately $4,872,000 on 765 open construction defect claims.

Following is a schedule of claims activity for asbestos, environmental, products liability and casualty excess reinsurance for 2003, 2002 and 2001.

	Property and casualty insurance segment			Reinsurance segment		
($ in thousands)	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/03						
Asbestos	$ 1,138	$ 991	$ 756	$ 86	$ 646	$ -
Environmental	13	836	316	52	750	-
Products[1]	4,235	2,557	4,657	-	-	-
Casualty excess[2] ...	-	-	-	18,959	24,834	1,866
Reserves at 12/31/02						
Asbestos	$ 451	$ 1,693	$ 839	$ 80	$ 454	$ -
Environmental	14	839	322	49	786	-
Products[1]	2,314	1,856	2,000	-	-	-
Casualty excess[2] ...	-	-	-	13,393	21,472	1,385
Reserves at 12/31/01						
Asbestos	$ 353	$ 147	$ 220	$ 86	$ 480	$ -
Environmental	11	312	131	52	773	-
Products[1]	1,890	1,230	1,364	-	-	-
Casualty excess[2] ...	-	-	-	15,040	21,034	1,575
Paid during 2003						
Asbestos	$ 14		$ 83	$ 93		$ 2
Environmental	5		6	33		-
Products[1]	705		959	-		-
Casualty excess[2] ...	-		-	4,523		386
Paid during 2002						
Asbestos	$ 18		$ 97	$ 8		$ -
Environmental	44		10	12		-
Products[1]	577		586	-		-
Casualty excess[2] ...	-		-	5,019		498
Paid during 2001						
Asbestos	$ 11		$ 49	$ 13		$ 1
Environmental	109		27	8		-
Products[1]	967		562	-		-
Casualty excess[2] ...	-		-	4,436		534

[1] Products includes the portion of asbestos and environmental claims reported above that are non-premises/operations claims
[2] Casualty excess includes the asbestos and environmental claims reported above

	Asbestos	Environ-mental	Products
Open claims, 12/31/03 ...	41,076	7	1,784
Reported in 2003	40,893	7	1,008
Disposed of in 2003	123	6	304
Open claims, 12/31/02 ...	306	6	1,080
Reported in 2002	123	-	781
Disposed of in 2002	83	3	260
Open claims, 12/31/01 ...	266	9	559
Reported in 2001	104	1	454
Disposed of in 2001	95	8	371

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserves at the time those reserves are established. However, at each year-end an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves. All reserves are reviewed, except for the involuntary workers' compensation pools, for which reliance is placed on a reserve opinion received from the National Council on Compensation Insurance certifying the reasonableness of those reserves. Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2003, along with the carried reserves. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high endpoint and the low endpoint of the ranges.

	Range of Reserve Estimates			After-Tax Impact on Earnings	
($ in thousands)	High	Low	Carried	Reserves at High	Reserves at Low
Property and casualty insurance segment	$262,677	$226,527	$251,260	$ (7,421)	$ 16,076
Reinsurance segment	121,418	98,341	116,664	(3,090)	11,910
	$384,095	$324,868	$367,924	$(10,511)	$ 27,986

Changes in loss and settlement expense reserve estimates of prior periods

For the property and casualty insurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior increased $9,015,000 from the estimate at December 31, 2002. This increase represents 3.9% of the December 31, 2002 carried reserves and is attributed to a combination of bulk reserve strengthening, development on case reserves of previously reported claims, and newly reported claims in excess of carried IBNR reserves. Included in the reserve strengthening actions taken during 2003 was an increase of approximately $6,055,000 in formula IBNR reserves (approximately $1,980,000 on prior years), an increase of approximately $3,245,000 in settlement expense reserves (approximately $1,597,000 on prior years), and a $3,525,000 bulk reserve established for the workers' compensation line of business ($917,000 on prior years). The remaining adverse development (approximately $4,521,000) came from case reserve development and IBNR claim emergence.

For the reinsurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior decreased $1,539,000 from the estimate at December 31, 2002. This decrease represents 1.5% of the December 31, 2002 carried reserves. The decrease is primarily from the 2002 year on the HORAD book of business, which has experienced very low reported loss activity. This favorable development was partially offset by $326,000 of asbestos reserve strengthening.

Deferred policy acquisition costs and related amortization

Deferred policy acquisition costs are used to match the expenses incurred in the production of insurance business to the income earned on this business. This adjustment is necessary because statutory accounting principals require that expenses incurred in the production of insurance business be expensed immediately, while premium income is recognized ratably over the terms of the underlying insurance policies.

Amortization of deferred policy acquisition costs is calculated as the difference between the beginning and ending amounts of deferred policy acquisition costs plus the amount of costs deferred during the current year. Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned. Deferred policy acquisition costs were not subject to limitation at December 31, 2003, and management does not anticipate future limitations to be likely due to the improved premium rate environment in both the insurance and reinsurance marketplaces.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections that indicate that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the improved premium rate environment for both the property and casualty insurance segment and the reinsurance segment and loss and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

RESULTS OF OPERATIONS

Segment information and consolidated net income for the three years ended December 31, 2003 are as follows:

($ in thousands)	2003	2002	2001
Property and Casualty Insurance			
Premiums earned	**$241,237**	$225,013	$203,393
Losses and settlement expenses	**168,239**	156,152	168,344
Acquisition and other expenses	**80,493**	72,483	61,877
Underwriting loss	**$ (7,495)**	$ (3,622)	$(26,828)
Loss and settlement expense ratio	**69.7%**	69.4%	82.8%
Acquisition expense ratio	**33.4**	32.2	30.4
Combined ratio	**103.1%**	101.6%	113.2%
Losses and settlement expenses:			
Insured events of current year	**$159,224**	$151,507	$167,152
Increase in provision for insured events of prior years	**9,015**	4,645	1,192
Total losses and settlement expenses	**$168,239**	$156,152	$168,344
Catastrophe and storm losses	**$ 17,531**	$ 8,055	$ 15,813
Reinsurance			
Premiums earned	**$ 89,386**	$ 72,030	$ 61,887
Losses and settlement expenses	**58,266**	50,906	53,575
Acquisition and other expenses	**24,403**	23,150	18,374
Underwriting income (loss)	**$ 6,717**	$ (2,026)	$(10,062)
Loss and settlement expense ratio	**65.2%**	70.7%	86.6%
Acquisition expense ratio	**27.3**	32.1	29.7
Combined ratio	**92.5%**	102.8%	116.3%
Losses and settlement expenses:			
Insured events of current year	**$ 59,805**	$ 48,553	$ 49,600
(Decrease) increase in provision for insured events of prior years	**(1,539)**	2,353	3,975
Total losses and settlement expenses	**$ 58,266**	$ 50,906	$ 53,575
Catastrophe and storm losses	**$ 3,411**	$ 249	$ 7,134

($ in thousands)	2003	2002	2001
Consolidated			
REVENUES			
Premiums earned	**$330,623**	$297,043	$265,280
Net investment income	**29,702**	32,778	30,970
Realized investment gains (losses)	**1,170**	(3,159)	800
Other income	**862**	866	774
	362,357	327,528	297,824
LOSSES AND EXPENSES			
Losses and settlement expenses	**226,505**	207,058	221,919
Acquisition and other expenses	**104,896**	95,633	80,251
Interest expense	**1,320**	1,639	11
Other expense	**1,654**	1,306	1,185
	334,375	305,636	303,366
Income (loss) before income tax expense (benefit)	**27,982**	21,892	(5,542)
Income tax expense (benefit)	**7,633**	5,790	(3,436)
Net income (loss)	**$ 20,349**	$ 16,102	$ (2,106)
Loss and settlement expense ratio	**68.5%**	69.7%	83.7%
Acquisition expense ratio	**31.7**	32.2	30.2
Combined ratio	**100.2%**	101.9%	113.9%
Losses and settlement expenses:			
Insured events of current year	**$219,029**	$200,060	$216,752
Increase in provision for insured events of prior years	**7,476**	6,998	5,167
Total losses and settlement expenses	**$226,505**	$207,058	$221,919
Catastrophe and storm losses	**$ 20,942**	$ 8,304	$ 22,947

Year ended December 31, 2003 compared to year ended December 31, 2002

Net income increased 26.4 percent to a record $20,349,000 ($1.78 per share) in 2003 from $16,102,000 ($1.42 per share) in 2002. This increase is attributed to improved premium rate adequacy, an improvement in the quality of the Company's book of business and strong second half earnings in the reinsurance segment. The improvement in 2003 net income was achieved even though the Company experienced an unusually high level of catastrophe and storm losses and performed some necessary reserve strengthening in the property and casualty insurance segment.

Premium income

Premiums earned increased 11.3 percent to $330,623,000 in 2003 from $297,043,000 in 2002. This increase is attributed to rate increases that were implemented in the property and casualty insurance segment during the last two years as well as significant growth and improved pricing in the reinsurance segment. The market for property and casualty insurance softened somewhat during 2003 but was considered to be firm at year-end, and no significant changes are forecasted for 2004. The Company will continue to implement rate increases in those lines of business and/or territories where such action is warranted; however, the overall level of these rate increases is expected to be smaller than what was implemented during 2003.

Premiums earned for the property and casualty insurance segment increased 7.2 percent to $241,237,000 in 2003 from $225,013,000 in 2002, primarily as a result of rate increases that have been implemented during the last three years. The rate increases implemented in 2002 and 2001 were broad based in nature and resulted in premium rate levels for most lines of business that were considered to be at, or near, adequate levels at December 31, 2002. Accordingly, moderate and more targeted rate increases were implemented during 2003. This fine tuning of the Company's rate structure was directed toward specific accounts, territories and lines of business where additional rate increases were warranted. Due to the timing of policy renewals and the earning of premiums ratably over the terms of the underlying policies, a time delay exists for implemented rate increases to have a noticeable impact on premiums earned. Premiums earned for 2003 reflect this delay and continued to show strong growth as the rate increases obtained in 2002 became earned; however, the growth rate in 2003 was limited by a decline in policy count (overall approximately 5.8 percent from December 31, 2002) that resulted from a decrease in new business associated with a moderate increase in rate competition and a reluctance to accept new risks in under-priced lines of business, and the non-renewal of existing business that was under-priced and/or under-performing. Premium rate levels for most lines of business are not expected to change significantly in 2004, with the notable exception of the homeowners and workers' compensation lines of business, where premium rates remain inadequate. In light of the improvements that have been achieved in both the pricing and the quality of the book of business, management is looking more favorably at the prospect of writing new business, but will continue to stress profitability over production.

Premiums earned for the reinsurance segment increased 24.1 percent to $89,386,000 in 2003 from $72,030,000 in 2002, primarily as a result of improved premium rate levels and increased participation in the MRB reinsurance pool. Following the large across-the-board rate increases implemented in 2002, premium rate increases on excess of loss contracts moderated in 2003 due to the influx of new capital into the reinsurance marketplace; however, contracts with poor loss experience continued to receive exceptionally large rate increases. The rate increases implemented during the last two years have been realized in conjunction with moderate declines in the related exposure base due to increased retention levels and coverage exclusions for terrorist activities. In addition, both excess of loss and pro-rata contracts are benefiting from improved industry-wide rate levels at the primary company level. For 2003, Employers Mutual's participation in the MRB reinsurance pool (which is ceded to the reinsurance segment under the terms of the quota share agreement) increased to 25 percent from 20 percent in 2002, producing $7,262,000 of additional earned premium. Employers Mutual's participation in the MRB pool will increase to 33 percent in 2004; however, earned premiums are not expected to increase due to the discontinuance of some business within the pool. In addition to these factors, the growth in earned premiums for 2003 reflects an increase in the estimate of earned but not reported premiums of $3,125,000, compared to a decrease in this estimate of approximately $1,135,000 in 2002.

Losses and settlement expenses

Losses and settlement expenses increased 9.4 percent to $226,505,000 in 2003 from $207,058,000 in 2002. The loss and settlement expense ratio (losses and settlement expenses expressed as a percentage of premiums earned) decreased to 68.5 percent in 2003 from 69.7 percent in 2002, despite an unusually high level of catastrophe and storm losses that was second only to the record amount reported in storm-plagued 2001, and some necessary reserve strengthening. This decline in the loss and settlement expense ratio is attributed to improved premium rate adequacy, an improvement in the quality of the Company's book of business and unusually good loss experience in the reinsurance segment during the second half of the year.

The loss and settlement expense ratio for the property and casualty segment increased slightly to 69.7 percent in 2003 from 69.4 percent in 2002. Despite an unusually high level of catastrophe and storm losses ($17,531,000 in 2003 compared to $8,055,000 in 2002) and some necessary reserve strengthening, the loss and settlement expense ratio did not increase appreciably during 2003. This is due to management's diligent efforts over the last several years to improve both premium rate adequacy and the quality of the risks insured. Those efforts have been successful and the financial benefits of those initiatives are now being realized. Loss frequency continued to trend downward in 2003 while loss severity continued to increase. The reserve strengthening performed in 2003 amounted to approximately $12,825,000, which represents only 5.6 percent of the property and casualty insurance segment's carried reserves at December 31, 2002. Actuarial evaluations of the Company's carried reserves are performed on a regularly-scheduled basis and it is the Company's standard practice to adjust its carried reserves as necessary in response to these evaluations in order to maintain a consistent level of reserve adequacy.

The loss and settlement expense ratio for the reinsurance segment decreased to 65.2 percent in 2003 from 70.7 percent in 2002. This improvement is attributed to an unusually low level of reported loss activity from both proportional and excess of loss business, and from favorable development on prior years' reserves. However, this improvement was partially offset by a significant increase in catastrophe losses ($3,411,000 in 2003 compared to $249,000 in 2002). During 2003, two events (Midwest storms in the month of May and hurricane Isabel) reached the $1,500,000 cap on losses assumed per event from Employers Mutual. In addition, the reinsurance segment established $326,000 of additional IBNR reserves in 2003 in response to the findings of an independent study conducted on the Company's asbestos exposures.

Acquisition and other expenses

Acquisition and other expenses increased 9.7 percent to $104,896,000 in 2003 from $95,633,000 in 2002. The expense ratio (acquisition and other expenses expressed as a percentage of premiums earned) decreased to 31.7 percent in 2003 from 32.2 percent in 2002, primarily due to the improvement in premium rate adequacy achieved in 2003.

For the property and casualty insurance segment, the expense ratio increased to 33.4 percent in 2003 from 32.2 percent in 2002. This increase is primarily due to an increase in contingent commission expense and higher employee benefit costs. The increase in contingent commission expense is a direct result of the fundamental improvement that has been achieved in underwriting results. The increase in employee benefit costs is associated with a 50 basis-point decrease in the discount rate and expected long-term rate of return on plan assets assumptions utilized in the pension plan and postretirement benefit plans actuarial valuations.

For the reinsurance segment, the expense ratio decreased to 27.3 percent in 2003 from 32.1 percent in 2002. The decrease in 2003 is attributed to a decline in contingent commission expense and a shift in the mix of business towards property excess, which carries a lower commission rate. The decline in contingent commission expense is attributed to several sources, including a decline of approximately $413,000 associated with the MRB pool and a marine syndicate account, a decline of approximately $400,000 associated with the commutation of a retrocession contract related to the World Trade Center catastrophe, and a general trend toward a reduction in the number of contracts with contingent commission provisions. Commission expense for 2003 and 2002 includes $782,000 and $379,000, respectively, of commissions incurred in connection with the increased participation in the MRB reinsurance pool noted above.

Investment results

Net investment income decreased 9.4 percent to $29,702,000 in 2003 from $32,778,000 in 2002, despite an increase in invested assets. This decrease is primarily attributed to the lingering low interest rate environment, which has negatively impacted the rate of return earned on the Company's investments, but also reflects an increase in investment expenses. During this period of low interest rates, many of the Company's higher yielding securities have been called. The proceeds from these called securities, and from maturing securities, have been reinvested at the current lower interest rates, resulting in less investment income. In addition, the Company has been reluctant to invest in long-term securities in this current low interest rate environment and has therefore accumulated a significant amount of short-term and cash equivalent investments. Since these investments carry lower interest rates than long-term fixed maturity securities, the decline in the Company's rate of return has been magnified.

Realized investment gains totaled $1,170,000 in 2003 compared to a loss of $3,159,000 in 2002. Reflected in the gains of 2003 are $1,567,000 of other-than-temporary impairment losses recognized in the Company's equity portfolio during the first quarter of 2003, $2,689,000 of net losses recognized by the Company's equity managers during the first quarter as they rebalanced the Company's portfolios to enhance future returns and $4,342,000 of losses recognized on the sale of American Airlines and United Airlines bonds during the first quarter. These bonds were collateralized by aircraft with an appraised value sufficient to recover the Company's investment at December 31, 2002; however, during the first quarter of 2003 the value of this collateral declined below the Company's investment as a result of the war with Iraq, a significant decline in air travel, and the prospects of a bankruptcy filing by American Airlines and a liquidation of United Airlines. The losses recognized in the first quarter were more than offset by gains recognized on the sale of certain bond and equity investments during the remainder of 2003. The Company did not recognize any additional other-than-temporary impairment losses during 2003 and all the impaired equity securities were sold before year-end, generating gross realized gains of $619,000 and gross realized losses of $48,000. The realized investment loss for 2002 primarily reflects a $3,821,000 impairment loss on the Company's investment in MCI Communications Corporation bonds.

Other information

The Company refinanced its $36,000,000 of surplus notes with Employers Mutual effective April 1, 2003 at an interest rate of 3.09 percent, resulting in a 19.4 percent decline in interest expense in 2003. The interest expense incurred on these surplus notes does not have a material impact on the Company's results of operations as the proceeds of the surplus notes have been invested and earn a similar amount of interest income. It should be noted that surplus notes are considered to be a component of surplus for statutory reporting purposes because the notes have no maturity date and all payments of interest and principal must be approved in advance by the insurance commissioner of the state of domicile of the issuing insurance company; however, under generally accepted accounting principals (GAAP), surplus notes are considered to be debt and are reported as a liability in the Company's financial statements.

Income tax expense increased 31.8 percent to $7,633,000 in 2003 from $5,790,000 in 2002. The effective tax rate increased slightly to 27.3 percent in 2003 from 26.4 percent in 2002. Effective April 1, 2003, the Company was included in Employers Mutual's consolidated tax return due to the fact that Employers Mutual attained 80 percent ownership of the Company at the end of March. The Company will file a short-period tax return for the period January 1, 2003 through March 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

On January 22, 2004, the Company announced that its wholly-owned subsidiary Farm and City Insurance Company would discontinue writing nonstandard risk automobile insurance and institute non-renewal procedures on all existing business. Due to the fact that Farm and City will continue to participate in the pooling agreement, it will continue to generate sufficient cash flows to support the unamortized balance of goodwill currently carried in the Company's financial statements. As a result, no impairment loss was recognized on the goodwill at December 31, 2003.

In response to the declining interest rate environment, Employers Mutual has changed several key assumptions utilized in the preparation of the actuarial valuation reports for its pension and postretirement benefit plans during the last two years. Key assumption changes include a reduction in the discount rate from 7.0 percent in 2001 to 6.5 percent in 2002 and 6.0 percent in 2003 and a reduction in the expected long-term rate of return on plan assets for the pension plan from 8.5 percent in 2001 to 8.0 percent in 2002 and 7.5 percent in 2003 and for the postretirement benefit plans from 6.0% in 2001 and 2002 to 5.0 percent in 2003. In addition, due to the continued escalation in the price of prescription drugs, the assumed health care cost trend rate utilized in the postretirement benefit plan valuation report was increased from 9 percent in 2001 to 12 percent in 2002 and 11 percent in 2003.

Pension liabilities reflected in the Company's financial statements totaled $1,453,000 (including $1,016,000 of additional minimum liability) at December 31, 2003 and $2,488,000 (including $1,701,000 of additional minimum liability) at December 31, 2002. The intangible asset reflected in the Company's financial statements totaled $1,016,000 and $1,411,000 at December 31, 2003 and 2002, respectively. Postretirement benefit liabilities reflected in the Company's financial statements totaled $8,512,000 and $7,527,000 at December 31, 2003 and 2002, respectively.

Prior to 2002, the Company had concluded that it was not subject to the accounting requirements of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, since it receives the current fair value for any common stock issued under Employers Mutual's stock option plans. As a result, the Company was recognizing as compensation expense its pool participation share of the stock option expense recorded by Employers Mutual for these plans. During 2002, the Company concluded that it is subject to the accounting requirements of APB 25 and, accordingly, should not be recognizing compensation expense from Employers Mutual's stock option plans since the exercise price of the options is equal to the fair value of the stock at the date of grant. Accordingly, during 2002 the Company reversed the accrual for stock option expense allocated to it by Employers Mutual, resulting in $349,000 of pre-tax income. Pre-tax compensation expense recognized in the Company's financial statement in 2001 amounted to $355,000. Since this amount is not material, the financial statements for 2001 were not restated.

The Company's insurance subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense associated with stock option exercises under the terms of the pooling and quota share agreements. Beginning in 2003, the statutory-basis compensation expense that is paid by the Company's subsidiaries to Employers Mutual ($505,000 in 2003) is being reclassified as a dividend payment to Employers Mutual in these GAAP-basis financial statements. Since the corresponding amounts for 2002 and 2001 were not material, the financial statements for such years were not restated.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. This legislation is expected to eventually reduce the cost of Employers Mutual's health care postretirement benefit plan. Because of various uncertainties, including Employers Mutual's response to this legislation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the Financial Accounting Standards Board (FASB) issues final accounting guidance. When issued, that guidance could require the Company to change previously reported information. This deferral election is permitted under FASB Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

On November 26, 2002, President Bush signed into law the Terrorism Risk Insurance Act of 2002 ("TRIA"). TRIA provides a temporary Federal backstop on losses from certified terrorism events from foreign sources and is effective until December 31, 2005. Coverage includes most direct commercial lines of business, including coverage for losses from nuclear, biological, and chemical exposures. Each insurer has a deductible amount, which is calculated as a percentage of the prior year's direct earned commercial lines premium and a ten percent retention above the deductible. The percentage used in the deductible calculation will increase from seven percent in 2003 to ten percent in 2004 and to fifteen percent in 2005. TRIA caps losses at $100 billion annually; no insurer that has met its deductible will be liable for payment of any portion above that amount. Management views this legislation as being favorable to both the Company and the industry. Though it is uncertain whether TRIA will be extended beyond 2005, it has and continues to provide marketplace stability. As a result, coverage for terrorist events in both the insurance and reinsurance markets is often available. For the Company, the TRIA deductible will be approximately $20,000,000 in 2004. The January 1, 2004 renewal of Employers Mutual's property and casualty treaty reinsurance programs included expanded coverage to include domestic terrorism events (excluding nuclear, biological, and chemical). The January 1, 2004 renewal of Employers Mutual's standalone reinsurance coverage for terrorism claims saw an increase in coverage with limits corresponding to the TRIA deductible (approximately $85,000,000 for the EMC Insurance Companies). The contract terms provide for 70 percent coverage of $70,000,000 of terrorism losses in excess of $15,000,000. Coverage includes all commercial lines of business, losses from both certified and non-certified terrorist events, and nuclear, biological and chemical coverage.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net income increased dramatically to $16,102,000 in 2002 from a loss of $2,106,000 in 2001. This improvement is attributed to improved premium rate adequacy, focused underwriting initiatives and a significant decline in catastrophe and storm losses. The Company was successful in executing a corporate operating plan that focused on improved profitability. Although significant improvements had been achieved in pricing and loss experience in 2001, they were masked by an unusually large amount of storm losses.

Premium income

Premiums earned increased 12.0 percent to $297,043,000 in 2002 from $265,280,000 in 2001. This increase is primarily attributed to rate increases that were implemented during the last two years in the property and casualty insurance segment, as well as growth and improved pricing in the reinsurance segment. Despite rising premium rates, retention levels remained fairly constant, evidence of the movement of the insurance industry toward more adequate rate levels.

Premiums earned for the property and casualty insurance segment increased 10.6 percent to $225,013,000 in 2002 from $203,393,000 in 2001. This increase is primarily the result of rate increases that grew progressively larger during the last three years as a result of the industry's movement toward premium rate adequacy. Premium rate levels for property and casualty insurance segment continued to improve during 2002 as average rate level increases ranging from five to eighteen percent were implemented in most lines of business. As a result of these rate increases, the Company's premium rate levels for most lines of business were considered to be at, or near, adequate levels at December 31, 2002.

Premiums earned for the reinsurance segment increased 16.4 percent to $72,030,000 in 2002 from $61,887,000 in 2001. This increase is attributed to rate increases implemented during the January 2002 renewal season, increased participation in the MRB reinsurance pool and growth in a marine syndicate account; however, this increase was tempered by the recognition in 2001 of approximately $2,001,000 of reinstatement premiums associated with the World Trade Center catastrophe. During 2002, this estimate of reinstatement premiums was reduced by approximately $677,000, reflecting a decline in Employers Mutual's estimate of the loss. The reinsurance segment lost several accounts in 2002 due to the 2001 decline in Employers Mutual's A.M. Best rating from "A" (Excellent) to "A-" (Excellent) and a decline in Employers Mutual's surplus level at December 31, 2001. Some of the lost business was replaced by several new working layer programs, which typically have smaller profit margins but offer greater loss predictability. Reflected in earned premiums for 2002 is a decline in the estimate of earned but not reported premium of approximately $1,135,000 compared to an increase of approximately $1,350,000 in this estimate in 2001.

Losses and settlement expenses

Losses and settlement expenses decreased 6.7 percent to $207,058,000 in 2002 from $221,919,000 in 2001. The loss and settlement expense ratio decreased to 69.7 percent in 2002 from 83.7 percent in 2001. This decline in the loss and settlement expense ratio is primarily attributed to a significant decline in catastrophe and storm losses from the unusually large amount experienced in 2001, when active weather patterns produced a record amount of storm losses. Other factors contributing to this improvement include the implementation of more stringent underwriting standards, a substantial decrease in loss frequency and a decline in large losses. Both 2002 and 2001 were negatively impacted by adverse development on prior years' reserves.

The loss and settlement expense ratio for the property and casualty segment decreased to 69.4 percent in 2002 from 82.8 percent in 2001. This decline is primarily attributed to a significant decline in catastrophe and storm losses. Other factors include more stringent underwriting standards, a substantial decline in loss frequency and a decline in large losses. Offsetting these improvements were an increase in loss severity and a second consecutive year of adverse development on prior years' reserves. The adverse development reported for 2002 includes $2,069,000 of additional asbestos reserves established in response to the findings of an independent study conducted on the Company's asbestos exposures.

The loss and settlement expense ratio for the reinsurance segment decreased to 70.7 percent in 2002 from 86.6 percent in 2001. This improvement is attributed to a significant decline in storm losses, more favorable weather conditions and decreased casualty losses. The reinsurance segment experienced adverse reserve development in 2002, but at a lower level than 2001. The majority of the adverse development came from the MRB reinsurance pool, which experienced a high level of construction defect claims on an account that was discontinued on December 31, 1999.

Acquisition and other expenses

Acquisition and other expenses increased 19.2 percent to $95,633,000 in 2002 from $80,251,000 in 2001. The expense ratio increased to 32.2 percent in 2002 from 30.2 percent in 2001. This increase reflects an increase in contingent commission expense and policyholder dividends resulting from the significant improvement in underwriting results, the discontinuation of an assigned risk program during 2001 that produced commission income and an increase in employee benefit costs.

For the property and casualty segment, the expense ratio increased to 32.2 percent in 2002 from 30.4 percent in 2001. This increase is attributed to an increase in contingent commission expense and higher employee benefit costs. The increase for 2002 also includes a large growth in policyholder dividend expense. The increases in contingent commission expense and policyholder dividend expense are a direct result of the fundamental improvement in underwriting results experienced during the last two years.

For the reinsurance segment, the expense ratio increased to 32.1 percent in 2002 from 29.7 percent in 2001. This increase is attributed to an increase in contingent commission expense that resulted from good loss experience on certain reinsurance contracts. Commission expense for 2002 includes $379,000 of commissions incurred in connection with the increased participation in the MRB reinsurance pool.

Investment results

Net investment income increased 5.8 percent to $32,778,000 in 2002 from $30,970,000 in 2001. This increase is primarily attributable to an increase in fixed maturity security investments that resulted from the issuance of $25,000,000 of surplus notes to Employers Mutual in December 2001 and $11,000,000 of surplus notes in June 2002; however, the increase in investment income was tempered somewhat by the declining interest rate environment. In addition, the Company experienced a significant amount of call activity in its portfolio of fixed maturity securities during 2001 due to a large decline in interest rates. Proceeds from this call activity, and from maturing securities, were reinvested at lower current rates, resulting in a lower rate of return in 2002. The surplus notes were issued in response to statutory capital adequacy concerns raised by certain rating agencies because the statutory surplus position of the Company's insurance and reinsurance subsidiaries had declined over the preceding three years due to unfavorable operating results and the payment of dividends to the parent company.

Realized investment losses totaled $3,159,000 in 2002 compared to a gain of $800,000 in 2002. The loss for 2002 reflects a $3,821,000 other-than-temporary impairment write-down of the Company's investment in MCI Communications Corporation bonds.

Other information

The income tax expense for 2002 totaled $5,790,000 compared to a benefit of $3,436,000 in 2001. The effective tax rate for 2002 was 26.5 percent compared to 62.0 percent in 2001. Due to the significant improvement in 2002 operating results, the Company was able to utilize its entire net operating loss carry forward from calendar years 2001 and 2000.

Effective January 1, 2001, the Company began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,000, invested assets increased $11,881,000 and the Company incurred $1,706,000 of commission expense and $297,000 of premium tax expense. These expenses were offset by a $3,054,000 increase in deferred policy acquisition costs, resulting in $1,051,000 of non-recurring income.

LIQUIDITY AND INVESTMENTS

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to meet claims and expenses. The remainder of the investment portfolio, excluding investments in equity securities, is invested in securities with maturities that approximate the anticipated liabilities of the insurance issued. At December 31, 2003, approximately 40 percent of the Company's fixed maturity securities were in U.S. government or U.S. government agency issued securities. A variety of maturities are maintained in the Company's portfolio to assure adequate liquidity. The maturity structure of the fixed maturity investments is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in any high-yield debt investments (commonly referred to as junk bonds.)

The Company considers itself to be a long-term investor and generally purchases fixed maturity investments with the intent to hold them to maturity. Despite this intent, the Company has historically classified a portion of its fixed maturity investments as available-for-sale securities to provide flexibility in the management of the portfolio. Since the third quarter of 1999, all newly acquired fixed maturity investments have been classified as available-for-sale securities to provide increased management flexibility. The Company had unrealized holding gains, net of deferred taxes, on fixed maturity securities available-for-sale totaling $15,779,000 and $16,907,000 at December 31, 2003 and 2002, respectively. The fluctuation in the market value of these investments is primarily due to changes in the interest rate environment during this time period. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as changing conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds will be reinvested at current rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings depending on the interest rate level.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for short periods of time. The Company receives a fee for each security loaned out under this program and requires initial collateral, primarily cash, equal to 102 percent of the market value of the loaned securities. At December 31, 2002, the securities lending program was temporarily suspended to eliminate financial ratio concerns expressed by certain regulatory authorities.

During 2003 and 2002, the Company invested a net $4,758,000 and $3,057,000, respectively, into minor ownership interests in limited partnerships and limited liability companies. The Company does not hold any other non-traded securities.

The major ongoing sources of the Company's liquidity are insurance premium income, investment income and cash provided from maturing or liquidated investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases.

The Company generated positive cash flows from operations of $63,095,000 in 2003, $56,566,000 in 2002 and $47,087,000 in 2001. The amount for 2001 includes $11,881,000 received from Employers Mutual in connection with a change in the recording of written premiums and commissions on policies billed on an installment basis.

The Company's cash balance was ($14,069,000) and ($119,000) at December 31, 2003 and 2002, respectively. The balance for 2003 reflects a $14,346,000 transfer of funds out of the cash account on December 31, 2003 to purchase a fixed maturity security; however, due to timing, the account does not reflect the corresponding transfer of cash into the account to fund the purchase. This timing difference resulted in a credit balance in the account.

Employers Mutual continued to reinvest a portion of its dividends in additional shares of the Company's common stock during 2003. As a result of this dividend reinvestment, the Company became an 80 percent owned subsidiary of Employers Mutual effective April 1, 2003. In order to build and maintain a sufficient cushion above the 80 percent ownership threshold, Employers Mutual also conducted two separate 30,000-share open market stock purchase programs during 2003. Employers Mutual reinvested 50 percent of its dividends in the fourth quarter of 2003 and is expected to continue at this level in 2004.

As a result of becoming an 80 percent owned subsidiary of Employers Mutual, the Company was included in Employers Mutual's consolidated tax return effective April 1, 2003. The Company will file a short-period tax return for the period January 1, 2003 through March 31, 2003.

Investment Impairments and Considerations

As of December 31, 2003, the Company has had one fixed maturity security series, MCI Communications Corporation, that has been determined to be other-than-temporarily impaired. MCI Communications Corporation is owned by WorldCom Inc. (currently conducting business under the MCI, Inc. brand name), whose corporate bonds were downgraded to junk status in May 2002 when it reported the detection of accounting irregularities. On June 30, 2002 the Company recognized $3,821,000 of realized loss when the carrying value of this investment was reduced from an aggregate book value of $5,604,000 to the then current fair value of $1,783,000. As of December 31, 2003, the fair value of the MCI bonds had partially recovered, resulting in pre-tax unrealized gains of $1,035,000 recognized during 2002 and $1,811,000 recognized during 2003. The MCI Communications bonds were awarded a payout of 79.2 cents per dollar in a "Plan of Reorganization" that was approved by the bankruptcy court on October 31, 2003. The factors surrounding this other-than-temporary impairment did not have any impact on the carrying value of any other investments held by the Company.

At December 31, 2003, the Company had unrealized losses on held-to-maturity and available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been other-than-temporarily impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company's ability and intent to hold the fixed maturity securities until maturity, it was determined that the carrying value of these securities was not other-than-temporarily impaired at December 31, 2003. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are other-than-temporary, the Company's earnings would be reduced by approximately $580,000, net of tax; however, the Company's financial position would not be affected due to the fact that unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule of the length of time securities have continuously been in an unrealized loss position as of December 31, 2003.

($ in thousands)	Less than twelve months		Twelve months or longer		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of states and political subdivisions ...	$22,801	$300	$ -	-	$22,801	$300
Public utilities	2,487	86	-	-	2,487	86
Corporate securities	11,519	130	5,679	169	17,198	299
Subtotal, debt securities	36,807	516	5,679	169	42,486	685
Common stock	2,041	77	1,134	130	3,175	207
Total temporarily impaired securities	$38,848	$593	$6,813	$299	$45,661	$892

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table. Note that this schedule includes only fixed maturity securities available-for-sale, as the Company does not have any fixed maturity securities held-to-maturity with unrealized losses.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ 2,606	$ 2,601	$ 5
Due after one year through five years ...	199	192	7
Due after five years through ten years ..	10,041	9,851	190
Due after ten years	30,325	29,842	483
	$43,171	$42,486	$685

Following is a schedule of fixed maturity securities available-for-sale that are non-investment grade and have unrealized losses at December 31, 2003. As previously noted, the Company does not invest in junk bonds. The non-investment grade securities held by the Company are the result of rating downgrades that occurred subsequent to their purchase. The percentages displayed are of the fair values of these securities to the total fair value of fixed maturity securities available-for-sale, and of the unrealized losses on these securities to the total gross unrealized losses on fixed maturity securities available-for-sale. This schedule does not include fixed maturity securities held-to-maturity due to the fact that none of these securities have unrealized losses or are below investment grade at December 31, 2003. This schedule also does not include the Company's MCI bonds, which carry a Moody's Bond Rating of CA, due to the fact that these bonds were written-down to their fair value in the second quarter of 2002 and have since partially recovered, resulting in unrealized gains of $2,846,000 as of December 31, 2003.

($ in thousands)	Moody's bond rating	Carrying value	Unrealized Loss	Percent of market value	Percent of gross unrealized losses
Potomac Edison	BA	$ 2,487	$ 86	5.9%	12.6%
		$ 2,487	$ 86	5.9%	12.6%

Following is a schedule of gross realized losses recognized in 2003 along with the associated book values and sales prices aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc. The Company's equity portfolio is managed on a "tax-aware" basis, which generally results in sales of securities at a loss to offset sales of securities at a gain, thus minimizing the Company's income tax expense. Fixed maturity securities are generally held until maturity.

($ in thousands)	Book value	Sales price	Gross realized loss
Fixed maturity securities available-for-sale:			
Three months or less	$17,830	$17,508	$ 322
Over three months to six months	-	-	-
Over six months to nine months	-	-	-
Over nine months to twelve months	-	-	-
Over twelve months	11,099	6,544	4,555
	$28,929	$24,052	$ 4,877
Equity securities:			
Three months or less	$ 7,689	$ 6,490	$ 1,199
Over three months to six months	3,152	2,737	415
Over six months to nine months	6,359	4,162	2,197
Over nine months to twelve months	4,312	3,102	1,210
Over twelve months	1,392	949	443
	$22,904	$17,440	$ 5,464

The $4,555,000 of realized losses recognized on fixed maturity securities that were in an unrealized loss position for over twelve months include $4,342,000 of losses from the sale of American Airlines and United Airlines bonds in the first quarter of 2003 and $213,000 of losses from the sale of Northwestern Public Service bonds. The airline bonds were collateralized by aircraft with an appraised value sufficient to recover the Company's investment at December 31, 2002; however, during the first quarter of 2003 the value of this collateral declined below the Company's investment as a result of the war with Iraq, a significant decline in air travel, and the prospects of a bankruptcy filing by American Airlines and a liquidation of United Airlines. As a result of this change in collateral value, the Company elected to sell the bonds, rather than record an other-than-temporary impairment loss. The Northwestern Public Service bonds were sold when it was disclosed that its non-utility subsidiaries had lost value, resulting in negative equity for the parent company.

The $5,464,000 of realized losses recognized on equity securities includes $2,785,000 of losses recognized by the Company's equity managers as they rebalanced the Company's portfolios to enhance future returns and $1,567,000 of other-than-temporary impairment losses. The $443,000 of realized losses recognized that were in an unrealized position for over twelve months includes $125,000 from the rebalancing of the portfolios and $206,000 of other-than-temporary impairment losses.

MARKET RISK

The main objectives in managing the investment portfolios of the Company are to maximize after-tax investment income and total investment return while minimizing credit risks, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results and the Company's resulting tax position, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective board of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate and equity price risk, and to a lesser extent credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk.

Interest rate risk includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following analysis illustrates the sensitivity of the Company's financial instruments to selected changes in market rates and prices. A hypothetical one percent increase in interest rates as of December 31, 2003 would result in a corresponding pre-tax decrease in the fair value of the fixed maturity portfolio of approximately $28,108,000, or 4.5 percent. In addition, a hypothetical one percent decrease in interest rates at December 31, 2003 would result in a corresponding decrease in pre-tax income over the next twelve months of approximately $1,604,000, assuming the current maturity and prepayment patterns. The Company monitors interest rate risk through the analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2003 was 4.15 years.

The valuation of the Company's marketable equity portfolios is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2003 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $4,137,000.

The Company invests in high quality fixed maturity securities, thus minimizing credit quality risk. At December 31, 2003, the portfolio of long-term fixed maturity securities consists of 26.7 percent U.S. Treasury, 13.0 percent government agency, 2.8 percent mortgage-backed, 25.6 percent municipal, and 31.9 percent corporate securities. At December 31, 2002, the portfolio of long-term fixed maturity securities consisted of 15.7 percent U.S. Treasury, 13.4 percent government agency, 3.2 percent mortgage-backed, 14.8 percent municipal, and 52.9 percent corporate securities.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2003.

	Securities held-to-maturity (at amortized cost)		Securities available-for-sale (at fair value)	
($ in thousands)	Amount	Percent	Amount	Percent
Rating:				
AAA	$ 49,845	100.0%	$282,652	54.0%
AA	-	-	75,633	14.4
A	-	-	136,614	26.1
BAA	-	-	21,578	4.1
BA	-	-	2,488	0.5
CA	-	-	4,821	0.9
Total fixed maturities	$ 49,845	100.0%	$523,786	100.0%

Ratings for preferred stocks and fixed maturity securities with initial maturities greater than one year are assigned by Moody's Investor's Services, Inc. Moody's rating process seeks to evaluate the quality of a security by examining the factors that affect returns to investors. Moody's ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity exists. The quantitative factors include debt coverage, sales and income growth, cash flows and liquidity ratios. Qualitative factors include management quality, access to capital markets and the quality of earnings and balance sheet items. Ratings for securities with initial maturities less than one year are based on an evaluation of the underlying assets or the credit rating of the issuer's parent company.

Prepayment risk refers to the changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. The prepayment risk analysis is monitored regularly through the analysis of interest rate simulations. At December 31, 2003, the effective duration of the mortgage-backed securilties is 1.6 years with an average life and current yield of 2.4 years and 7.0 percent, respectively. At December 31, 2002, the effective duration of the mortgage-backed securities was 1.2 years with an average life and current yield of 0.2 years and 7.6 percent, respectively.

CAPITAL RESOURCES

Insurance company operations require capital to support premium writings. The Company believes that its insurance company subsidiaries have sufficient capital to support their expected premium writings in 2004.

As previously noted, all payments of interest and principal on the surplus notes must be approved in advance by the insurance commissioner of the state of domicile of the respective insurance company. Interest payments are due January 1 of each year and, like the principal amount of the notes, can only be paid out of surplus earnings of the respective companies. At December 31, 2003, the Company's subsidiaries had received approval for the payment of interest accrued on their surplus notes during 2003.

The National Association of Insurance Commissioners (NAIC) maintains certain risk-based capital standards for property and casualty insurance companies. Risk-based capital requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2003, the Company's insurance subsidiaries had total adjusted statutory capital of $170,233,000, which is well in excess of the minimum risk-based capital requirement of $39,609,000.

A major source of cash flows for the Company is dividend payments from its insurance subsidiaries. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The Company received $7,255,000, $6,250,000 and $5,525,000 of dividends from its insurance subsidiaries and paid cash dividends to its stockholders totaling $6,874,000, $6,828,000 and $6,787,000 in 2003, 2002 and 2001, respectively.

As of December 31, 2003, the Company had no material commitments for capital expenditures.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement is generally effective for contracts entered into or modified after June 30, 2003. Currently, the Company's investment strategy does not include investments in derivative instruments or hedging activities. Therefore, adoption of this statement did not have any effect on the operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and it requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this statement did not have any effect on the operating results of the Company.

In November 2003, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on certain disclosures required by EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which is effective for fiscal years ending after December 15, 2003. EITF Issue 03-1 requires certain quantitative and qualitative disclosures for debt and equity securities classified as available-for-sale or held-to-maturity that are impaired at the balance sheet date but have not been recognized as other-than-temporary impairments. The Company's adoption of this EITF, which only requires additional disclosures, did not have any effect on the operating results of the Company.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132, as revised, is effective for financial statements for fiscal years ending after December 15, 2003, except disclosure of estimated benefit payments, which is effective for fiscal years ended after June 15, 2004. The Company's adoption of this revised statement, which only requires additional disclosures, did not have any effect on the operating results of the Company.

DEVELOPMENTS IN INSURANCE REGULATION

The NAIC has taken initial steps toward adopting selected provisions of the Sarbanes-Oxley Act of 2002 into its model audit rule. Adoption of these provisions would likely affect the resources spent by insurers on internal controls through the requirements that insurers include in their annual statutory financial statements a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, a report of management's assessment of the company's internal control over financial reporting, and an attestation report by the external auditor on the assessment. A working group is holding a series of meetings preceding the NAIC's spring meeting on March 15, 2004, at which time it is expected to promote that the model audit rule be revised to incorporate the Sarbanes-Oxley Act of 2002 Section 404-type requirements. The requirements will likely be variable based upon insurer size, with small insurers to be exempt from a portion or all of the requirements.

In 1998, in a move to provide a consistent and comprehensive basis of statutory accounting for all insurance companies, the NAIC adopted a comprehensive Codification of Statutory Accounting Principles (Codification). Codification became effective in most states, including the states of domicile of the Company's insurance subsidiaries, on January 1, 2001, and replaced the then current Accounting Practices and Procedures Manual as the NAIC's primary guidance on statutory accounting. The adoption of Codification resulted in changes to the accounting practices that the Company's insurance subsidiaries were using to prepare their statutory financial statements. One of the more significant changes was the recording of deferred income taxes. As a result of the adoption of Codification, the statutory surplus of the Company's insurance subsidiaries increased by approximately $9,110,000 on January 1, 2001.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current expectations and actual results of the Company may differ materially from such expectations. The risks and uncertainties that may affect the actual results of the Company include but are not limited to the following: catastrophic events and the occurrence of significant severe weather conditions; state and federal legislation and regulations; rate competition; changes in interest rates and the performance of financial markets; the adequacy of loss and settlement expense reserves, including asbestos and environmental claims; terrorist activities and federal solutions to make available insurance coverage for acts of terrorism; timely collection of amounts due under ceded reinsurance contracts; rating agency actions; and other risks and uncertainties inherent in the Company's business.

Management's Responsibility for Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying financial statements, as well as other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's estimates and judgments where necessary.

The Company's financial statements have been audited by Ernst & Young LLP, independent certified public accountants. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their report appears elsewhere in this annual report.

Management of the Company has established and continues to maintain a system of internal controls that are designed to provide assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. The system of internal controls provides for appropriate division of responsibility. Certain aspects of these systems and controls are tested periodically by the Company's internal auditors. Management considers the recommendations of its internal auditors and the independent auditors concerning the Company's internal controls and takes the necessary actions that are cost-effective in the circumstances to respond appropriately to the recommendations presented. Management believes that as of December 31, 2003, the Company's system of internal controls was adequate to accomplish the above objectives.

The Audit Committee of the Board of Directors, composed solely of outside directors, met during the year with management and the independent auditors to review and discuss audit findings and other financial and accounting matters. The independent auditors and the internal auditors have free access to the Audit Committee, with and without management present, to discuss the results of their audit work.



Bruce G. Kelley
President and
Chief Executive Officer



Mark E. Reese
Vice President and
Chief Financial Officer

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2004
Des Moines, Iowa

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Investments:		
Fixed maturities:		
Securities held-to-maturity, at amortized cost (fair value $21,167,655 and $61,639,037)	**$ 19,423,013**	$ 55,033,675
Securities available-for-sale, at fair value (amortized cost $382,326,388 and $459,844,928)	**405,758,798**	485,855,966
Fixed maturity securities on loan:		
Securities held-to-maturity, at amortized cost (fair value $32,686,769 and $0)	**30,422,335**	-
Securities available-for-sale, at fair value (amortized cost $117,184,150 and $0)	**118,026,960**	-
Equity securities available-for-sale, at fair value (cost $38,998,075 and $38,444,030)	**49,008,498**	34,596,985
Other long-term investments, at cost	**4,758,019**	3,057,000
Short-term investments, at cost	**63,568,064**	29,650,230
Total investments	**690,965,687**	608,193,856
Balances resulting from related party transactions with Employers Mutual:		
Reinsurance receivables	**15,861,754**	11,582,136
Prepaid reinsurance premiums	**3,297,228**	2,442,899
Intangible asset, defined benefit retirement plan	**1,016,492**	1,411,716
Other assets	**1,857,284**	1,331,816
Cash	**(14,069,102)**	(119,097)
Accrued investment income	**7,821,652**	9,179,555
Accounts receivable (net of allowance for uncollectible accounts of $0 and $7,297)	**379,423**	772,944
Income taxes recoverable	**-**	213,504
Deferred policy acquisition costs	**26,737,784**	24,926,861
Deferred income taxes	**10,345,429**	13,986,172
Goodwill, at cost less accumulated amortization of $2,616,234 and $2,616,234	**941,586**	941,586
Securities lending collateral	**154,556,758**	-
Total assets	**$899,711,975**	$674,863,948

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
LIABILITIES		
Balances resulting from related party transactions with Employers Mutual:		
Losses and settlement expenses	**$367,923,881**	$331,226,753
Unearned premiums	**124,832,607**	115,746,814
Other policyholders' funds	**1,390,594**	1,035,622
Surplus notes payable	**36,000,000**	36,000,000
Indebtedness to related party	**2,175,118**	3,304,539
Employee retirement plans	**9,965,600**	10,014,349
Other liabilities	**19,336,366**	19,767,507
Income taxes payable	**2,780,500**	-
Securities lending obligation	**154,556,758**	-
Total liabilities	**718,961,424**	517,095,584
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 11,501,065 shares in 2003 and 11,399,050 shares in 2002	**11,501,065**	11,399,050
Additional paid-in capital	**69,113,228**	67,270,591
Accumulated other comprehensive income	**22,285,668**	14,218,330
Retained earnings	**77,850,590**	64,880,393
Total stockholders' equity	**180,750,551**	157,768,364
Total liabilities and stockholders' equity	**$899,711,975**	$674,863,948

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

All balances presented below, with the exception of investment income, realized investment gains (losses) and income tax expense (benefit), are the result of related party transactions with Employers Mutual.

	Year ended December 31,		
	2003	2002	2001
REVENUES			
Premiums earned	**$330,622,810**	$297,043,033	$265,279,858
Investment income, net	**29,702,461**	32,778,133	30,969,630
Realized investment gains (losses)	**1,169,698**	(3,159,201)	800,582
Other income	**862,070**	865,819	774,169
	362,357,039	327,527,784	297,824,239
LOSSES AND EXPENSES			
Losses and settlement expenses	**226,504,550**	207,057,856	221,918,750
Dividends to policyholders	**3,011,433**	2,977,154	1,823,970
Amortization of deferred policy acquisition costs	**71,959,232**	65,727,016	55,687,015
Other underwriting expenses	**29,924,942**	26,928,972	22,739,913
Interest expense	**1,320,266**	1,638,716	11,055
Other expenses	**1,654,320**	1,306,034	1,185,415
	334,374,743	305,635,748	303,366,118
Income (loss) before income tax expense (benefit)	**27,982,296**	21,892,036	(5,541,879)
INCOME TAX EXPENSE (BENEFIT)			
Current	**8,336,381**	5,061,093	(142,405)
Deferred	**(703,208)**	729,205	(3,293,342)
	7,633,173	5,790,298	(3,435,747)
Net income (loss)	**$ 20,349,123**	$ 16,101,738	$ (2,106,132)
Net income (loss) per common share - basic and diluted	**$ 1.78**	$ 1.42	$ (.19)
Average number of shares outstanding - basic and diluted	**11,453,324**	11,375,779	11,312,063

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2003	2002	2001
Net income (loss)	**$ 20,349,123**	$ 16,101,738	$ (2,106,132)
OTHER COMPREHENSIVE INCOME			
Unrealized holding gains arising during the period, before deferred income tax expense	**13,290,568**	7,454,522	1,645,082
Deferred income tax expense	**4,651,699**	2,609,079	682,629
	8,638,869	4,845,443	962,453
Reclassification adjustment for (gains) losses included in net income (loss), before income tax expense (benefit)	**(1,168,918)**	3,159,201	(779,540)
Income tax expense (benefit)	**409,121**	(1,105,720)	272,839
	(759,797)	2,053,481	(506,701)
Adjustment for minimum pension liability associated with Employers Mutual's pension plan	**289,639**	(289,639)	-
Deferred income tax expense (benefit)	**101,373**	(101,373)	-
	188,266	(188,266)	-
Other comprehensive income	**8,067,338**	6,710,658	455,752
Total comprehensive income (loss)	**$ 28,416,461**	$ 22,812,396	$ (1,650,380)

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Year ended December 31,		
	2003	2002	2001
COMMON STOCK			
Beginning of year	**$ 11,399,050**	$ 11,329,987	$ 11,294,220
Issuance of common stock through Employers Mutual's stock option plans	**102,015**	69,063	35,767
End of year	**11,501,065**	11,399,050	11,329,987
ADDITIONAL PAID-IN CAPITAL			
Beginning of year	**67,270,591**	66,013,203	65,546,963
Issuance of common stock through Employers Mutual's stock option plans	**1,842,637**	1,257,388	466,240
End of year	**69,113,228**	67,270,591	66,013,203
ACCUMULATED OTHER COMPREHENSIVE INCOME			
Beginning of year	**14,218,330**	7,507,672	7,051,920
Unrealized gains on available-for-sale securities	**7,879,072**	6,898,924	455,752
Minimum pension liability associated with Employers Mutual's pension plan	**188,266**	(188,266)	-
End of year	**22,285,668**	14,218,330	7,507,672
RETAINED EARNINGS			
Beginning of year	**64,880,393**	55,606,761	64,500,213
Net income (loss)	**20,349,123**	16,101,738	(2,106,132)
Dividends paid to stockholders ($.60 per share in 2003, 2002 and 2001)	**(1,350,736)**	(1,405,064)	(1,511,382)
Dividends paid to Employers Mutual ($.60 per share in 2003, 2002 and 2001)	**(5,522,994)**	(5,423,042)	(5,275,938)
Dividends to Employers Mutual (reimbursement for non-GAAP expenses)	**(505,196)**	-	-
End of year	**77,850,590**	64,880,393	55,606,761
Total stockholders' equity	**$180,750,551**	$157,768,364	$140,457,623

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$20,349,123**	$16,101,738	$(2,106,132)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Balances resulting from related party transactions with Employers Mutual:			
Losses and settlement expenses	**36,697,128**	16,708,165	28,029,560
Unearned premiums	**9,085,793**	16,364,638	13,822,959
Other policyholders' funds	**354,972**	562,670	(255,701)
Indebtedness of related party	**(1,129,421)**	620,121	6,484,089
Employee retirement plans	**636,114**	774,079	1,180,566
Reinsurance receivables	**(4,279,618)**	2,919,200	(2,575,981)
Prepaid reinsurance premiums	**(854,329)**	(167,668)	(330,132)
Amortization of deferred income	**-**	-	(78,212)
Commission payable	**2,470,516**	2,732,425	285,221
Interest payable	**(1,003,066)**	1,641,205	(967)
Prepaid assets	**(87,676)**	27,894	(113,264)
Deferred policy acquisition costs	**(1,810,923)**	(3,563,333)	(5,726,775)
Accrued investment income	**1,357,903**	(520,547)	(1,313,645)
Accrued income taxes:			
Current	**2,994,004**	(112,890)	635,297
Deferred	**(703,208)**	729,205	(3,293,342)
Realized investment (gains) losses	**(1,169,698)**	3,159,201	(800,582)
Accounts receivable	**393,521**	308,080	(807,010)
Other, net	**(206,551)**	(1,717,779)	2,170,440
	42,745,461	40,464,666	37,312,521
Balances resulting from related party transactions with Employers Mutual:			
Cash provided by the property and casualty insurance subsidiaries' change in recording of full-term premium amount on policies billed on an installment basis	**-**	-	11,880,803
Net cash provided by operating activities	**$63,094,584**	$56,566,404	$47,087,192

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2003	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of fixed maturity securities held-to-maturity	**$ 5,293,717**	$ 11,074,685	$ 49,692,313
Purchases of fixed maturity securities available-for-sale ..	**(791,156,969)**	(229,504,732)	(166,403,259)
Disposals of fixed maturity securities available-for-sale ..	**753,004,136**	180,717,143	44,693,688
Purchases of equity securities available-for-sale	**(34,283,972)**	(43,930,432)	(26,769,001)
Disposals of equity securities available-for-sale	**31,151,627**	33,884,190	27,388,659
Purchase of other long-term investments	**(2,040,000)**	(4,057,004)	-
Disposals of other long-term investments	**338,981**	1,000,004	-
Net (purchases) sales of short-term investments	**(33,917,835)**	(11,925,773)	5,663,568
Net cash used in investing activities	**(71,610,315)**	(62,741,919)	(65,734,032)
CASH FLOWS FROM FINANCING ACTIVITIES			
Balances resulting from related party transactions with Employers Mutual:			
Issuance of common stock	**1,944,652**	1,326,451	502,007
Dividends paid to Employers Mutual	**(5,522,994)**	(5,423,042)	(5,275,938)
Dividends to Employers Mutual (reimbursement for non-GAAP expense)	**(505,196)**	-	-
Issuance of surplus notes	**-**	11,000,000	25,000,000
Dividends paid to stockholders ...	**(1,350,736)**	(1,405,064)	(1,511,382)
Net cash (used) provided in financing activities	**(5,434,274)**	5,498,345	18,714,687
Net (decrease) increase in cash	**(13,950,005)**	(677,170)	67,847
Cash at beginning of year	**(119,097)**	558,073	490,226
Cash at end of year	**$(14,069,102)**	$ (119,097)	$ 558,073
Income taxes paid (recovered)	**$ 5,400,010**	$ 4,755,010	$ (778,316)
Interest paid (received)	**$ 615,709**	$ 19,232	$ (79,232)

See accompanying Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

EMC Insurance Group Inc., an 80.9 percent owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. Both commercial and personal lines of insurance are written, with a focus on medium-sized commercial accounts. About one-half of the premiums written are in Iowa and contiguous states. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company's subsidiaries include EMCASCO Insurance Company, Illinois EMCASCO Insurance Company, Dakota Fire Insurance Company, Farm and City Insurance Company, EMC Reinsurance Company and EMC Underwriters, LLC.

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Certain costs of acquiring new business, principally commissions, premium taxes and other underwriting expenses that vary with and are directly related to the production of business have been deferred. Such deferred costs are being amortized as premium revenue is recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, losses and settlement expenses and certain other costs expected to be incurred as the premium is earned.

Certain commercial lines of business, primarily workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net written premiums subject to policyholder dividends represented approximately 47 percent of the Company's total net written premiums in 2003. Policyholder dividends are accrued over the terms of the underlying policies.

Liabilities for losses are based upon case-basis estimates of reported losses, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling agreement (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Securities classified as held-to-maturity are purchased with the intent and ability to be held to maturity and are carried at amortized cost. Unrealized holding gains and losses on securities held-to-maturity are not reflected in the financial statements. All other securities have been classified as securities available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in stockholders' equity, net of deferred income taxes. Other long-term investments represent minor ownership interests in limited partnerships and limited liability companies and are carried at cost. Short-term investments represent money market funds and are carried at cost, which approximates fair value.

The Company's carrying value for investments is reduced to its estimated realizable value if a decline in the fair value is deemed other-than-temporary. Such reductions in carrying value are recognized as realized losses and are charged to income. Premiums and discounts on debt securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Realized gains and losses on disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2003 and 2002 are securities on deposit with various regulatory authorities as required by law amounting to $12,960,435 and $12,648,887, respectively.

The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company requires initial collateral equal to 102 percent of the market value of the loaned securities. The collateral is invested by the lending agent, in accordance with the Company's guidelines, and generates fee income for the Company that is recognized ratably over the time period the security is on loan. The securities on loan to others are segregated from the other invested assets on the Company's balance sheet. In accordance with the relevant accounting literature, the collateral held by the Company is accounted for as a secured borrowing and is recorded as an asset on the Company's balance sheet with a corresponding liability reflecting the Company's obligation to return this collateral upon the return of the loaned securities. The securities lending program was temporarily suspended at December 31, 2002 to eliminate financial ratio concerns expressed by certain regulatory authorities.

Income Taxes

Effective April 1, 2003, the Company was included in Employers Mutual's consolidated tax return due to the fact that Employers Mutual attained 80 percent ownership of the Company at the end of March. The Company will file a short-period tax return with its subsidiaries for the period January 1, 2003 through March 31, 2003. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for any shares issued under these plans. Under the terms of the pooling and quota share agreements (see note 2), stock option expense is allocated to the Company as determined on a statutory basis of accounting; however, for these GAAP basis financial statements the Company accounts for the stock option plans using the intrinsic value method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the provisions of APB 25, no compensation expense is recognized from the operation of Employers Mutual's stock option plans since the exercise price of the options is equal to the fair value of the stock on the date of grant.

Prior to 2002, the Company had concluded that it was not subject to the accounting requirements of APB 25 since it receives the current fair value for any common stock issued under Employers Mutual's stock option plans. As a result, the Company was recognizing as compensation expense its pool participation share of the statutory-basis stock option expense allocated to it by Employers Mutual for these plans. During 2002, the Company concluded that it is subject to the accounting requirements of APB 25 and, accordingly, should not be recognizing compensation expense from Employers Mutual's stock option plans as discussed above. Accordingly, during 2002 the Company reversed the accrual for stock option expense allocated to it by Employers Mutual, resulting in $349,273 of pre-tax income. Pre-tax compensation expense recognized in the Company's financial statements for the year 2001 amounted to $354,703. Since this amount is not material, the financial statements for 2001 were not restated.

The Company's insurance subsidiaries reimburse Employers Mutual for their share of the statutory-basis compensation expense associated with stock option exercises under the terms of the pooling and quota share agreements. Beginning in 2003, the statutory-basis compensation expense that is paid by the Company's subsidiaries to Employers Mutual ($505,196 in 2003) is being reclassified as a dividend payment to Employers Mutual in these GAAP-basis financial statements. Since the corresponding amounts for 2002 and 2001 were not material, the financial statements for such years were not restated.

In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which was effective for fiscal years ending after December 15, 2002. SFAS 148 amended SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation, and the effect of the method used on reported results. The Company adopted the disclosure requirements of SFAS 148 and elected to continue to follow the recognition and measurement principles of APB 25.

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to Employers Mutual's stock option plans:

	2003	2002	2001
Net income (loss), as reported	**$20,349,123**	$16,101,738	$(2,106,132)
Add (deduct):			
Stock-based compensation expense reported in net income (loss)	**-**	-	230,557
Stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	**(25,383)**	(18,992)	(16,287)
Pro forma net income (loss)	**$20,323,740**	$16,082,746	$(1,891,862)
Net income (loss) per share:			
Basic and diluted - As reported	**$1.78**	$1.42	$(0.19)
Basic and diluted - Pro forma	**$1.77**	$1.41	$(0.17)

The weighted average fair value of options granted amounted to $2.93, $3.28 and $1.59 for 2003, 2002 and 2001, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the grants:

	2003	2002	2001
Dividend yield	**3.56%**	3.28%	5.22%
Expected volatility	**.247**	.218	.215
Risk-free interest rate	**2.99%**	4.37%	4.78%
Expected life (years)	**5.35**	5	5

Net Income (loss) Per Share - Basic and Diluted

The Company's basic and diluted net income (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each year. As previously noted, the Company receives the current fair value for any shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2003, 2002 and 2001 that would have been dilutive to net income (loss) per share.

Goodwill

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 eliminated the amortization of goodwill, which represents the excess of cost over the fair value of net assets of acquired subsidiaries, and provides specific steps for testing the impairment of goodwill. The initial adoption of SFAS 142 did not have an impact on the operating results of the Company. The annual impairment test was completed in the fourth quarter of 2003 and 2002 and goodwill was not deemed to be impaired.

Prior to January 1, 2002, goodwill was being amortized on a straight-line basis over 25 years. The Company reviewed the recoverability of the unamortized balance of goodwill on a periodic basis using projected cash flows. Goodwill amortization expense amounted to approximately $135,000 ($87,000 after tax) per year. Due to the immaterial amounts involved, the Company has not presented 2001 net income or earnings per share information that has been adjusted to exclude this expense.

Reclassifications

Certain amounts previously reported in prior years' consolidated financial statements have been reclassified to conform to current year presentation.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's four property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. The aggregate participation of the Company's property and casualty insurance subsidiaries is 23.5 percent. Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. Effective December 31, 2003, the pooling agreement was amended to provide that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computational processes that would otherwise result in the required restatement of the pool participants' financial statements. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

On January 22, 2004, the Company announced that Farm and City Insurance Company, its wholly-owned subsidiary, would discontinue writing nonstandard risk automobile insurance and institute non-renewal procedures on all existing business. Farm and City will continue to participate in the pooling agreement even though it will no longer write any direct business.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool. The pooling agreement is continuous, but may be amended or terminated at the end of any calendar year as to any one or more parties.

Reinsurance Subsidiary

The Company's reinsurance subsidiary assumes a 100 percent quota share portion of Employers Mutual's assumed reinsurance business, exclusive of certain reinsurance contracts. This includes all premiums and related losses and settlement expenses of this business, subject to a maximum loss of $1,500,000 per event. The reinsurance subsidiary does not reinsure any of Employers Mutual's direct insurance business, nor any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. In addition, the reinsurance subsidiary is not liable for credit risk in connection with the insolvency of any reinsurers of Employers Mutual. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled on a quarterly basis. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Premiums assumed by the reinsurance subsidiary from Employers Mutual amounted to $90,057,773, $76,203,278 and $66,287,442 in 2003, 2002 and 2001, respectively. It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions paid by the reinsurance subsidiary to Employers Mutual amounted to $18,936,008, $18,117,058 and $15,892,684 in 2003, 2002 and 2001, respectively.

The reinsurance subsidiary pays an annual override commission to Employers Mutual in connection with the $1,500,000 cap on losses assumed per event. Total override commission paid to Employers Mutual amounted to $4,052,600, $3,429,148 and $2,982,935 in 2003, 2002 and 2001, respectively. Employers Mutual retained losses and settlement expenses under this agreement totaling $2,747,334 in 2003, $1,186,598 in 2002 and $14,442,561 in 2001. The reinsurance subsidiary also pays for 100 percent of the outside reinsurance protection Employers Mutual purchases to protect itself from catastrophic losses on the assumed reinsurance business, excluding reinstatement premiums. This cost is recorded as a reduction to the premiums received by the reinsurance subsidiary and amounted to $3,802,878, $3,247,969 and $2,495,794 in 2003, 2002 and 2001, respectively.

Services Provided by Employers Mutual

Employers Mutual provides various services to all of its subsidiaries and affiliates. Such services include data processing, claims, financial, actuarial, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to the subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage and number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $2,097,057, $1,765,287 and $2,040,822 in 2003, 2002 and 2001, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $63,293,517, $56,897,066 and $51,041,812 in 2003, 2002 and 2001, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $699,954, $559,136 and $494,142 in 2003, 2002 and 2001, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2003, reinsurance ceded to two nonaffiliated reinsurers aggregated $7,043,728, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. These amounts reflect the property and casualty insurance subsidiaries' pool participation percentage of amounts ceded by Employers Mutual to these organizations in connection with its role as "service carrier". Under these arrangements, Employers Mutual writes business for these organizations on a direct basis and then cedes 100 percent of this business to these organizations. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2003 is presented below.

	Year ended December 31,		
	2003	2002	2001
Premiums written			
Direct	**$220,741,419**	$235,596,547	$272,027,823
Assumed from nonaffiliates	**3,816,789**	3,985,370	1,898,509
Assumed from affiliates (note 11)	**351,641,368**	320,940,551	299,990,245
Ceded to nonaffiliates	**(15,808,709)**	(11,089,041)	(11,189,227)
Ceded to affiliates	**(220,741,419)**	(235,596,547)	(272,027,823)
Net premiums written	**$339,649,448**	$313,836,880	$290,699,527
Premiums earned			
Direct	**$221,662,098**	$241,939,466	$255,764,274
Assumed from nonaffiliates	**3,629,346**	3,501,616	1,786,132
Assumed from affiliates	**341,947,846**	304,462,790	274,352,821
Ceded to nonaffiliates	**(14,954,382)**	(10,921,373)	(10,859,095)
Ceded to affiliates	**(221,662,098)**	(241,939,466)	(255,764,274)
Net premiums earned	**$330,622,810**	$297,043,033	$265,279,858
Losses and settlement expenses incurred			
Direct	**$157,500,290**	$165,218,514	$221,314,633
Assumed from nonaffiliates	**3,270,406**	2,876,808	1,336,824
Assumed from affiliates	**233,823,801**	206,614,356	227,650,959
Ceded to nonaffiliates	**(10,589,657)**	(2,433,308)	(7,069,033)
Ceded to affiliates	**(157,500,290)**	(165,218,514)	(221,314,633)
Net losses and settlement expenses incurred	**$226,504,550**	$207,057,856	$221,918,750

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2003	2002	2001
Gross reserves at beginning of year	**$331,226,753**	$314,518,588	$286,489,028
Ceded reserves at beginning of year	**(10,367,624)**	(11,848,597)	(11,224,797)
Net reserves at beginning of year ..	**320,859,129**	302,669,991	275,264,231
Incurred losses and settlement expenses			
Provision for insured events of the current year	**219,028,236**	200,059,798	216,752,003
Increase in provision for insured events of prior years ..	**7,476,314**	6,998,058	5,166,747
Total incurred losses and settlement expenses	**226,504,550**	207,057,856	221,918,750
Payments			
Losses and settlement expenses attributable to insured events of the current year	**86,072,127**	81,124,276	94,983,112
Losses and settlement expenses attributable to insured events of prior years	**108,175,065**	107,744,442	99,529,878
Total payments	**194,247,192**	188,868,718	194,512,990
Net reserves at end of year	**353,116,487**	320,859,129	302,669,991
Ceded reserves at end of year	**14,807,394**	10,367,624	11,848,597
Gross reserves at end of year	**$367,923,881**	$331,226,753	$314,518,588

Underwriting results of the Company are significantly influenced by estimates of loss and settlement expense reserves. Changes in reserve estimates are reflected in operating results in the year such changes are recorded. The Company experienced adverse development on prior years' reserves in the property and casualty insurance segment during 2003, while the reinsurance segment experienced favorable development. For the property and casualty insurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior increased $9,014,984 from the estimate at December 31, 2002. This increase represents 3.9 percent of the December 31, 2002 carried reserves and is attributed to a combination of bulk reserve strengthening, development on case reserves of previously reported claims and newly reported claims in excess of carried incurred but not reported (IBNR) reserves. Included in the reserve strengthening actions taken during 2003 was an increase of approximately $6,055,000 in formula IBNR reserves, an increase of approximately $3,245,000 in settlement expense reserves and a $3,525,000 bulk reserve established for the workers' compensation line of business. The remaining adverse development of approximately $4,521,000 came from case reserve development and IBNR claim emergence.

For the reinsurance segment, the December 31, 2003 estimate of loss and settlement expense reserves for accident years 2002 and prior decreased $1,538,670 from the estimate at December 31, 2002. This decrease represents 1.5 percent of the December 31, 2002 carried reserves. This decrease is primarily from the 2002 accident year on the Home Office Reinsurance Assumed Department (HORAD) book of business, which has experienced very low reported loss activity. The favorable development was partially offset by $326,000 of asbestos reserve strengthening.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged only $233,000 per year over the past five years. During 2002, the Company re-evaluated the estimated ultimate losses for direct asbestos and environmental exposures. Based on this re-evaluation, the Company reallocated $752,000 of bulk IBNR reserves and $324,303 of settlement expense reserves to these exposures. In addition, the Company diligently evaluated the adequacy of its asbestos reserves by commissioning a "ground-up" study to better quantify its exposure to asbestos liabilities. This study concluded that the Company's exposure for direct asbestos claims ranged from $1,000,000 to $5,100,000, with a point estimate of $3,000,000. Based on the results of this study, the Company elected to increase the IBNR and settlement expense reserves carried for direct asbestos exposures by $2,068,705 at December 31, 2002, to $2,985,402. The study's results for asbestos exposures on assumed reinsurance business were received during 2003, and the Company elected to increase its IBNR reserves carried for assumed asbestos exposures by $326,000 to the study's point estimate. The study and its results assume no improvement in the current asbestos litigation environment; however, continued efforts for federal legislation could reduce the ultimate loss projections for asbestos litigation below the levels currently projected for the industry. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $5,584,196 and $5,526,943 at December 31, 2003 and 2002, respectively.

During 2003, the Company was presented with several hundred additional lawsuits filed against three former policyholders representing approximately 40,500 claims related to exposure to asbestos or asbestos containing products. The Company has denied coverage to one of the former policyholders, representing approximately 10,000 claims, because of express asbestos exclusion language contained in the policy. Minimal expense payments have been made to date on the lawsuits related to the other two former policyholders and no payments have been made for either defense or indemnity.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after the policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, the social and political conditions, and the claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2003, 2002 and 2001.

Statutory surplus of the Company's insurance subsidiaries was $170,232,871 and $140,323,534 at December 31, 2003 and 2002, respectively. Statutory net income (loss) of the Company's insurance subsidiaries was $16,700,374, $13,729,028 and ($8,289,542) for 2003, 2002 and 2001, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2003, the Company's insurance subsidiaries had total adjusted statutory capital of $170,232,871, which is well in excess of the minimum risk-based capital requirement of $39,609,015.

Retained earnings of the Company's insurance subsidiaries available for distribution as dividends are limited by law to the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis. At December 31, 2003, $22,244,303 was available for distribution to the Company in 2004 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2003	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$241,237,313	$ 89,385,497	$ -	$ 330,622,810
Underwriting (loss) gain	(7,493,703)	6,716,356	-	(777,347)
Net investment income	20,724,017	8,948,076	30,368	29,702,461
Realized gains (losses)	1,312,252	(142,554)	-	1,169,698
Interest expense	(919,362)	(400,904)	-	(1,320,266)
Other income	862,070	-	-	862,070
Other expenses	(1,044,757)	-	(609,563)	(1,654,320)
Income (loss) before income tax expense (benefit)	$ 13,440,517	$ 15,120,974	$ (579,195)	$ 27,982,296
Assets	$639,366,058	$256,579,831	$180,961,286	$1,076,907,175
Eliminations	-	-	(176,087,397)	(176,087,397)
Reclassifications	(896,043)	-	(211,760)	(1,107,803)
Net assets	$638,470,015	$256,579,831	$ 4,662,129	$ 899,711,975

Year ended December 31, 2002	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$225,013,076	$ 72,029,957	$ -	$297,043,033
Underwriting loss	(3,621,656)	(2,026,309)	-	(5,647,965)
Net investment income	23,517,163	9,147,127	113,843	32,778,133
Realized (losses) gains	(2,154,246)	(1,010,268)	5,313	(3,159,201)
Interest expense	(1,345,153)	(293,563)	-	(1,638,716)
Other income	865,819	-	-	865,819
Other expenses	(869,346)	-	(436,688)	(1,306,034)
Income (loss) before income tax expense (benefit)	$ 16,392,581	$ 5,816,987	$ (317,532)	$ 21,892,036
Assets	$490,583,702	$181,401,782	$158,010,734	$829,996,218
Eliminations	-	-	(154,552,425)	(154,552,425)
Reclassifications	-	(579,845)	-	(579,845)
Net assets	$490,583,702	$180,821,937	$ 3,458,309	$674,863,948

Year ended December 31, 2001	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$203,392,845	$ 61,887,013	$ -	$265,279,858
Underwriting loss	(26,828,133)	(10,061,657)	-	(36,889,790)
Net investment income	22,457,799	8,317,505	194,326	30,969,630
Realized gains	681,349	119,233	-	800,582
Interest expense	(11,055)	-	-	(11,055)
Other income	695,957	78,212	-	774,169
Other expenses	(746,728)	-	(438,687)	(1,185,415)
Loss before income tax benefit	$ (3,750,811)	$ (1,546,707)	$ (244,361)	$ (5,541,879)

8. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale as of December 31, 2003 and 2002 are as follows. The estimated fair value is based on quoted market prices, where available, or on values obtained from independent pricing services.

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2003				
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 47,547,267	$ 3,780,331	$ -	$ 51,327,598
Mortgage-backed securities	2,298,081	228,745	-	2,526,826
Total securities held-to-maturity	$ 49,845,348	$ 4,009,076	$ -	$ 53,854,424
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$170,445,955	$ 703,239	$ -	$171,149,194
Obligations of states and political subdivisions	140,694,351	6,381,069	(300,188)	146,775,232
Mortgage-backed securities	19,311,455	1,967,145	-	21,278,600
Public utilities	20,171,434	1,714,421	(86,518)	21,799,337
Corporate securities ...	148,887,343	14,194,708	(298,656)	162,783,395
Total fixed maturity securities	499,510,538	24,960,582	(685,362)	523,785,758
Equity securities:				
Common stocks	38,498,075	10,188,751	(206,828)	48,479,998
Non-redeemable preferred stocks	500,000	28,500	-	528,500
Total equity securities	38,998,075	10,217,251	(206,828)	49,008,498
Total securities available-for-sale	$538,508,613	$35,177,833	$ (892,190)	$572,794,256

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2002				
Securities held-to-maturity:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 49,956,691	$ 6,190,424	$ -	$ 56,147,115
Mortgage-backed securities	5,076,984	414,938	-	5,491,922
Total securities held-to-maturity	$ 55,033,675	$ 6,605,362	$ -	$ 61,639,037
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$110,033,485	$ 1,354,496	$ (6,934)	$111,381,047
Obligations of states and political subdivisions	81,425,249	5,706,479	(15,640)	87,116,088
Mortgage-backed securities	21,054,770	2,426,541	-	23,481,311
Debt securities issued by foreign governments	6,483,656	1,104,054	-	7,587,710
Public utilities	46,979,003	2,431,362	(303,457)	49,106,908
Corporate securities	193,868,765	17,010,070	(3,695,933)	207,182,902
Total fixed maturity securities	459,844,928	30,033,002	(4,021,964)	485,855,966
Equity securities:				
Common stocks	37,944,030	1,472,034	(5,277,079)	34,138,985
Non-redeemable preferred stocks	500,000	-	(42,000)	458,000
Total equity securities	38,444,030	1,472,034	(5,319,079)	34,596,985
Total securities available-for-sale	$498,288,958	$31,505,036	$(9,341,043)	$520,452,951

In November 2003, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on certain disclosures required by EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which is effective for fiscal years ending after December 15, 2003. EITF Issue 03-1 requires certain quantitative and qualitative disclosures for debt and equity securities classified as available-for-sale or held-to-maturity that are impaired at the balance sheet date but have not been recognized as other-than-temporary impairments. The Company's adoption of this EITF, which only requires additional disclosures, did not have any effect on the operating results of the Company.

The following table sets forth the estimated fair value and unrealized losses of securities in an unrealized loss position as of December 31, 2003 listed by length of time the securities have been in an unrealized loss position.

	Less than twelve months		Twelve months or or longer		Total	
Description of securities	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Obligations of states and political subdivisions	$22,800,627	$300,188	$ -	$ -	$22,800,627	$300,188
Public utilities	2,487,500	86,518	-	-	2,487,500	86,518
Corporate Securities	11,519,158	129,669	5,679,227	168,987	17,198,385	298,656
Subtotal, debt securities	36,807,285	516,375	5,679,227	168,987	42,486,512	685,362
Common stock	2,040,512	76,659	1,134,251	130,169	3,174,763	206,828
Total temporarily impaired securities	$38,847,797	$593,034	$6,813,478	$299,156	$45,661,275	$892,190

The Company uses several factors to determine whether the carrying value of an individual security has been other-than-temporarily impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, and the Company's ability and intent to hold the fixed maturity securities until maturity, it was determined that the carrying value of these securities was not other-than-temporarily impaired at December 31, 2003.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities held-to-maturity:		
Due in one year or less	$ 16,997,445	$ 17,822,500
Due after one year through five years	27,063,720	29,841,985
Due after five years through ten years	2,488,435	2,647,213
Due after ten years	997,667	1,015,900
Mortgage-backed securities	2,298,081	2,526,826
Totals	$ 49,845,348	$ 53,854,424
Securities available-for-sale:		
Due in one year or less	$106,453,766	$106,485,455
Due after one year through five years	31,350,344	34,042,389
Due after five years through ten years	97,852,171	106,724,729
Due after ten years	244,542,802	255,254,585
Mortgage-backed securities	19,311,455	21,278,600
Totals	$499,510,538	$523,785,758

The mortgage-backed securities shown in the above table include $12,557,063 of securities issued by government corporations and agencies. Investment yields may vary from those anticipated due to changes in prepayment patterns of the underlying collateral.

A summary of realized investment gains and losses is as follows:

	Year ended December 31,		
	2003	2002	2001
Fixed maturity securities held-to-maturity: (1)			
Gross realized investment gains	$ 781	$ -	$ 21,042
Gross realized investment losses	-	-	-
Fixed maturity securities available-for-sale: (2)			
Gross realized investment gains	8,624,525	960,705	235,515
Gross realized investment losses	(4,877,307)	(3,831,374)	(19,039)
Equity securities available-for-sale: (3)			
Gross realized investment gains	2,885,412	4,654,622	4,050,256
Gross realized investment losses	(5,463,713)	(4,943,154)	(3,487,192)
Totals	$ 1,169,698	$(3,159,201)	$ 800,582

(1) Investment gains and losses realized on fixed maturity securities held-to-maturity are the result of calls and prepayments.

(2) Investment losses realized on fixed maturity securities available-for-sale for the year ended December 31, 2002 include other-than-temporary impairment write-downs totaling $3,821,466.

(3) Investment losses realized on equity securities for the year ended December 31, 2003 include other-than-temporary impairment write-downs totaling $1,566,985. All of the impaired equity securities were sold during 2003 generating gross realized gains of $619,069 and gross realized losses of $47,558.

A summary of net investment income is as follows:

	Year ended December 31,		
	2003	2002	2001
Interest on fixed maturities	**$29,027,370**	$31,909,946	$29,507,515
Dividends on equity securities	**587,723**	605,079	551,066
Interest on short-term investments	**440,902**	690,046	1,425,167
Interest on long-term investments	**371,340**	103,763	-
Fees from securities lending	**92,671**	120,489	132,905
Total investment income	**30,520,006**	33,429,323	31,616,653
Investment expenses	**(817,545)**	(651,190)	(647,023)
Net investment income	**$29,702,461**	$32,778,133	$30,969,630

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2003	2002	2001
Fixed maturity securities	**$ (1,735,818)**	$ 19,097,214	$ 2,206,640
Applicable deferred income tax (benefit) expense	**(607,536)**	6,684,025	819,396
Total fixed maturity securities	**(1,128,282)**	12,413,189	1,387,244
Equity securities	**13,857,468**	(8,483,491)	(1,341,098)
Applicable deferred income tax expense (benefit)	**4,850,114**	(2,969,226)	(409,606)
Total equity securities	**9,007,354**	(5,514,265)	(931,492)
Total available-for-sale securities	**$ 7,879,072**	$ 6,898,924	$ 455,752

9. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset at December 31, 2003 and 2002 are as follows:

	Year ended December 31,	
	2003	2002
Loss reserve discounting	**$17,036,591**	$15,730,089
Unearned premium reserve limitation	**8,592,924**	7,993,385
Postretirement benefits	**2,671,261**	2,364,160
Other policyholders' funds payable	**486,708**	362,468
Minimum tax credits	**954,954**	1,730,815
Other-than-temporary impairment losses on investments	**1,337,513**	1,337,513
Other, net	**1,311,318**	1,789,128
Total deferred income tax asset	**32,391,269**	31,307,558
Deferred policy acquisition costs	**(9,358,224)**	(8,724,401)
Net unrealized holding gains	**(11,999,975)**	(7,757,397)
Other, net	**(687,641)**	(839,588)
Total deferred income tax liability	**(22,045,840)**	(17,321,386)
Net deferred income tax asset	**$10,345,429**	$13,986,172

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is "more likely than not" that the Company's net deferred income tax asset will be realized.

The actual income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 differed from the "expected" tax expense (benefit) for those years (computed by applying the United States federal corporate tax rate of 35 percent to income (loss) before income tax expense (benefit)) as follows:

	Year ended December 31,		
	2003	2002	2001
Computed "expected" tax expense (benefit)	**$ 9,793,804**	$ 7,662,213	$(1,939,658)
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(2,079,465)**	(1,441,502)	(1,509,839)
Other, net	**(81,166)**	(430,413)	13,750
Income tax expense (benefit)	**$ 7,633,173**	$ 5,790,298	$(3,435,747)

Comprehensive income tax expense (benefit) included in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Year ended December 31,		
	2003	2002	2001
Income tax expense (benefit) on:			
Operations	**$ 7,633,173**	$ 5,790,298	$(3,435,747)
Unrealized holding gains (losses) on revaluation of securities available-for-sale	**4,242,578**	3,714,799	409,790
Minimum pension liability	**101,373**	(101,373)	-
Comprehensive income tax expense (benefit)	**$11,977,124**	$ 9,403,724	$(3,025,957)

10. SURPLUS NOTES

On December 28, 2001, three of the Company's property and casualty insurance subsidiaries issued surplus notes totaling $25,000,000 to Employers Mutual at an annual interest rate of 5.38 percent. On June 27, 2002, the Company's reinsurance subsidiary issued an $11,000,000 surplus note to Employers Mutual at an annual interest rate of 5.25 percent. The surplus notes do not have a maturity date. Effective April 1, 2003, the surplus notes were reissued at an annual interest rate of 3.09 percent. Payment of interest and repayment of principal can only be repaid out of the subsidiary's statutory surplus earnings and is subject to approval by the Iowa Insurance Commissioner. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the subsidiaries. Interest expense on surplus notes amounted to $1,320,266 for 2003 and $1,638,716 for 2002.

11. INSTALLMENT BASIS PREMIUMS

Effective January 1, 2001, the Company began recording the full-term written premium and related commission expense at the inception of insurance policies that are billed on an installment basis. Previously, such amounts were recorded as each installment became due. As a result, written premiums and unearned premiums increased $13,884,423, invested assets increased $11,880,803 and the Company incurred $1,706,181 of commission expense and $297,439 of premium tax expense. These expenses were offset by a $3,054,573 increase in deferred policy acquisition costs, resulting in $1,050,953 of non-recurring income.

12. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including a defined benefit retirement plan (pension) and two postretirement benefit plans. Although the Company has no employees of its own, under the terms of the pooling agreement as described in note 2, the Company is responsible for its pool participation share of Employers Mutual's benefit plan expenses and related benefit plan prepaid assets and liabilities. Accordingly, the Company's consolidated balance sheets reflect the Company's share of the total plans' assets and liabilities, including a minimum pension liability at December 31, 2003 and 2002.

Employers Mutual's pension plan covers substantially all of its employees. The plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after five years of service. It is Employers Mutual's policy to fund pension costs according to regulations provided under the Internal Revenue Code.

Employers Mutual also offers postretirement benefit plans, which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual or its subsidiaries. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains two Voluntary Employee Beneficiary Association (VEBA) trusts, which accumulate funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trusts are used to fund the accumulated postretirement benefit obligation, as well as pay current year benefits.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132, as revised, is effective for financial statements for fiscal years ending after December 15, 2003, except disclosure of estimated benefit payments, which is effective for fiscal years ended after June 15, 2004. The Company's adoption of this revised statement, which only requires additional disclosures, did not have any effect on the operating results of the Company.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. This legislation is expected to eventually reduce the cost of Employers Mutual's health care postretirement benefit plan. Because of various uncertainties, including Employers Mutual's response to this legislation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, that final guidance could require the Company to change previously reported information. This deferral election is permitted under FASB Staff Position No. FAS 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

The following table sets forth the funded status of the Employers Mutual pension plan and postretirement benefit plans as of December 31, 2003 and 2002, based upon a measurement date of November 1, 2003 and 2002, respectively:

	Pension plan		Postretirement benefit plans	
	2003	2002	2003	2002
Change in projected benefit obligation:				
Benefit obligation at beginning of year ...	$111,790,069	$98,008,250	$ 66,309,000	$ 46,759,000
Service cost	6,161,019	5,299,831	4,401,000	2,964,000
Interest cost	6,992,656	6,576,584	4,263,000	3,223,000
Actuarial loss	5,316,003	6,769,141	(5,157,878)	14,954,000
Benefits paid	(9,642,971)	(4,960,786)	(1,481,498)	(1,591,000)
Acquisition	-	-	4,453,847	-
Amendments	-	97,049	-	-
Projected benefit obligation at end of year	120,616,776	111,790,069	72,787,471	66,309,000
Change in plan assets:				
Fair value of plan assets at beginning of year	82,198,366	83,408,910	12,737,000	5,937,000
Actual return on plan assets	11,252,353	(1,240,498)	418,739	326,000
Employer contributions	9,869,000	4,990,740	4,300,000	8,065,000
Benefits paid	(9,642,971)	(4,960,786)	(1,481,498)	(1,591,000)
Fair value of plan assets at end of year	93,676,748	82,198,366	15,974,241	12,737,000
Funded status	(26,940,028)	(29,591,703)	(56,813,230)	(53,572,000)
Unrecognized net actuarial loss	21,576,909	21,963,572	15,587,383	21,438,000
Unrecognized prior service costs	4,109,466	4,899,114	-	-
Employer contributions	-	-	500,000	-
Net amount recognized	$(1,253,653)	$(2,729,017)	$(40,725,847)	$(32,134,000)
Amounts recognized in the consolidated balance sheets consist of:				
Accrued benefit liability	$(4,831,428)	$(8,633,268)	$(40,725,847)	$(32,134,000)
Intangible asset ..	3,577,775	4,899,114	-	-
Accumulated other comprehensive loss	-	1,005,137	-	-
Net amount recognized ..	$(1,253,653)	$(2,729,017)	$(40,725,847)	$(32,134,000)

The accumulated benefit obligation for the pension plan amounted to $98,508,176 and $90,831,634 for the years ended December 31, 2003 and 2002, respectively.

During 2003, Employers Modern Life Company (EML), an affiliate of Employers Mutual, acquired National Travelers Life Company (NTL) and the company's name was changed to EMC National Life Company (EMCNL). EML participated in Employers Mutual's pension plan and postretirement benefit plans. As a result of the acquisition, EML pension plan participants were "spun-off" into a separate EMCNL pension plan. A payment of $2,567,367 was made from Employers Mutual's plan assets to the EMCNL pension plan, which is reflected as a benefit payment. The corresponding reduction in the benefit obligation is reflected as an actuarial gain of the plan. The employees and retirees of NTL were also granted benefits under the Employers Mutual postretirement benefit plans. As a result, an additional liability of $4,453,847 was recognized by the plans. EMCNL is responsible for the entire additional liability.

The components of net periodic benefit cost for the Employers Mutual pension plan and postretirement benefit plans is as follows:

	Year ended December 31,		
	2003	2002	2001
Pension plan:			
Service cost	**$ 6,161,019**	$ 5,299,831	$ 4,885,731
Interest cost	**6,992,656**	6,576,584	6,640,491
Expected return on plan assets	**(6,516,913)**	(6,744,907)	(7,836,882)
Recognized net actuarial loss	**967,226**	-	-
Amortization of prior service costs	**789,648**	784,219	781,043
Net periodic pension benefit cost	**$ 8,393,636**	$ 5,915,727	$ 4,470,383
Postretirement benefit plans:			
Service cost	**$ 4,401,000**	$ 2,964,000	$ 2,299,000
Interest cost	**4,263,000**	3,223,000	2,644,000
Expected return on assets	**(737,000)**	(518,000)	(318,000)
Amortization of net loss (gain)	**1,011,000**	150,000	(1,000)
Amortization of prior service costs	**-**	535,000	571,000
Net periodic postretirement benefit cost	**$ 8,938,000**	$ 6,354,000	$ 5,195,000

The weighted average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2003	2002
Pension plan:		
Discount rate	**6.00%**	6.50%
Rate of compensation increase	**4.82%**	5.93%
Postretirement benefit plans:		
Discount rate	**6.00%**	6.50%

The weighted average assumptions used to measure the net periodic benefit cost are as follows:

	Year ended December 31,		
	2003	2002	2001
Pension plan:			
Discount rate	**6.50%**	7.00%	7.75%
Expected long-term rate of return on plan assets	**8.00%**	8.50%	8.50%
Rate of compensation increase	**5.93%**	5.96%	5.96%
Postretirement benefit plans:			
Discount rate	**6.50%**	7.00%	7.75%
Expected long-term rate of return on plan assets	**5.00%**	6.00%	6.00%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

The assumed weighted average annual rate of increase in the per capita cost of covered health care benefits (i.e. the health care cost trend rate) for 2003 is 11.00 percent, and is assumed to decrease gradually to 5.00 percent in 2009 and remain at that level thereafter. The health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-Point	
	Increase	Decrease
Effect on total of service and interest cost ..	$ 1,826,788	($ 1,422,601)
Effect on postretirement benefit obligation ...	$12,254,397	($ 9,724,178)

Pension liabilities reflected in the Company's financial statements totaled $1,453,421 (including $1,016,492 of additional minimum liability) in 2003 and $2,487,560 (including $1,701,355 of additional minimum liability) in 2002. The Company's financial statements also reflect an intangible asset associated with the pension plan of $1,016,492 in 2003 and $1,411,716 in 2002. The $289,639 difference between the additional minimum liability and the intangible asset in 2002 is reflected as other comprehensive loss in the Company's stockholders' equity. Pension expense allocated to the Company amounted to $2,000,219, $1,406,306 and $1,060,259 in 2003, 2002 and 2001, respectively.

Postretirement benefit liabilities reflected in the Company's financial statements totaled $8,512,179 in 2003 and $7,526,789 in 2002. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2003, 2002 and 2001 was $2,106,010, $1,486,724 and $1,214,255, respectively.

The Employers Mutual pension plan weighted average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

Asset Category	Plan Assets at December 31, 2003	2002
Equity securities	**62.6%**	46.2%
Debt securities	**28.0**	46.0
Real estate	**9.4**	7.8
Total	**100.0%**	100.0%

Employers Mutual uses a total return investment strategy for its pension plan assets. Prior to 2003 the allocation mix for plan assets was targeted at 50 percent for equity securities and 50 percent for debt securities. During 2003, Employers Mutual hired an outside consultant to conduct an asset/liability study of the pension plan in order to establish long-term goals for the allocation of plan assets. Based on the results of this study, Employers Mutual concluded that it could tolerate a higher level of risk to achieve a higher rate of return and elected to change its target allocation mix to 70 percent equity securities and 30 percent debt securities. This change in allocation mix was initiated in 2003 and will be completed in 2004. Plan assets will be diversified among active and passive managers. Employers Mutual does not use derivatives in its investment of pension assets.

The Employers Mutual postretirement benefit plan weighted average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

Asset Category	Plan Assets at December 31, 2003	2002
Life insurance policies	**64.3%**	80.4%
Short-term investments	**29.4**	19.6
Debt securities	**6.3**	-
Total	**100.0%**	100.0%

Plan assets for Employers Mutual's postretirement benefit plans are primarily invested in universal life insurance policies issued by EMCNL, an affiliate of Employers Mutual. The assets supporting these universal life insurance policies are invested in S&P 500 mutual funds and debt securities and have a guaranteed interest rate of 4.50 percent.

Employers Mutual plans to contribute approximately $10,000,000 to the pension plan and $3,300,000 to the postretirement benefit plans in 2004.

The Company participates in several other retirement plans sponsored by Employers Mutual, including a 401(k) Plan, an Executive Non-Qualified Excess Plan, an Excess Retirement Benefit Agreement and a Supplemental Executive Retirement Plan. The Company's share of expenses for these plans amounted to $912,103, $703,555 and $379,988 in 2003, 2002 and 2001, respectively.

13. STOCK PLANS

Stock Based Compensation

The Company has no stock based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its incentive stock option plans and its non-employee director stock purchase plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Incentive Stock Option Plans

Employers Mutual maintains two separate stock option plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 500,000 shares have been reserved for the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan) and a total of 1,000,000 shares have been reserved for issuance under the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan).

There is a ten year time limit for granting options under the plans. Options can no longer be granted under the 1993 Plan. Options granted under the plans have a vesting period of two, three, four or five years with options becoming exercisable in equal annual cumulative increments.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") is the administrator of the plans. Option prices are determined by the Committee but cannot be less than the fair value of the stock on the date of grant.

During 2003, 113,225 options were granted under the 2003 Plan to eligible participants at a price of $16.88 and 157,392 options were exercised under the plans at prices ranging from $16.70 to $21.49. A summary of the activity under Employers Mutual's incentive stock option plans for 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	**678,757**	**$11.65**	723,378	$10.84	809,882	$10.71
Granted	**113,225**	**16.88**	65,900	18.30	10,700	11.38
Exercised	**(157,392)**	**10.50**	(98,864)	10.26	(85,377)	9.58
Expired	**(3,975)**	**13.96**	(11,657)	10.88	(11,827)	11.28
Outstanding, end of year	**630,615**	**12.86**	678,757	11.65	723,378	10.84
Exercisable, end of year	**349,960**	**$11.85**	404,807	$11.35	407,108	$11.18

	December 31, 2003				
	Options Outstanding			Options Exercisable	
Range of option exercise prices	Number outstanding	Weighted-average exercise price	Weighted-average remaining contractual life	Number exercisable	Weighted-average exercise price
$ 8.81 - $10.00	229,164	$ 9.31	5.31	130,454	$ 9.35
11.38 - 13.69	226,406	12.96	3.88	206,986	13.03
16.88 - 18.30	175,045	17.39	8.74	12,520	18.30
	630,615	12.86	5.75	349,960	11.85

Employee Stock Purchase Plan

A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Employers Mutual Casualty Company 1993 Employee Stock Purchase Plan. Any employee who is employed by Employers Mutual or its subsidiaries on the first day of the month immediately preceding any option period is eligible to participate in the plan. Participants pay 85 percent of the fair market value of the stock purchased, which is fully vested on the date purchased. The plan is administered by the Board of Employers Mutual and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $13,214, $6,817 and $6,889 in 2003, 2002 and 2001, respectively.

During 2003, a total of 11,884 options were exercised at prices of $16.03 and $17.97. Activity under the plan was as follows:

	Year ended December 31,		
	2003	2002	2001
Shares available for purchase, beginning of year	**302,039**	313,755	327,489
Shares purchased under plan	**(11,884)**	(11,716)	(13,734)
Shares available for purchase, end of year	**290,155**	302,039	313,755

Non-Employee Director Stock Purchase Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board as of the beginning of the option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock in an amount equal to a minimum of 25 percent to a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. The Employers Mutual Casualty Company Non-Employee Director Stock Purchase Plan previously in place expired on May 20, 2003 and the remaining 139,328 shares were deregistered. Expenses allocated to the Company in connection with these plans totaled $1,878, $0 and $5,819 in 2003, 2002 and 2001, respectively.

During 2003, a total of 3,713 options were exercised at prices ranging from $12.34 to $14.47. Activity under the plan was as follows:

	Year ended December 31,		
	2003	2002	2001
Shares available for purchase, beginning of year	**141,197**	143,158	143,158
Shares purchased under expired plan	**(1,869)**	-	-
Shares deregistered under expired plan	**(139,328)**	-	-
Shares registered for use in 2003 plan	**200,000**	-	-
Shares purchased under 2003 plan	**(1,844)**	(1,961)	-
Shares available for purchase, end of year	**198,156**	141,197	143,158

Dividend Reinvestment Plan

The Company maintains a dividend reinvestment and common stock purchase plan which provides stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants may also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan and may sell shares of common stock through the plan. Since the third quarter of 1998, all shares of common stock issued under the plan have been purchased in the open market through the Company's transfer agent. Employers Mutual continued to participate in the Dividend Reinvestment Plan in 2003. In March of 2003, Employers Mutual surpassed the 80 percent ownership threshold of EMC Insurance Group Inc. Employers Mutual has indicated that it may continue to participate in the dividend reinvestment plan in the future; however, its reinvestment percentage will be adjusted to the level necessary to maintain the 80 percent ownership threshold. Activity under the plan was as follows:

	Year ended December 31,		
	2003	2002	2001
Shares available for purchase, beginning of year	**416,899**	501,230	880,679
Shares purchased under plan	**(145,061)**	(84,331)	(379,449)
Shares available for purchase, end of year	**271,838**	416,899	501,230
Range of purchase prices	**$16.98 to $21.32**	$15.38 to $21.99	$11.50 to $17.25

14. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value for fixed maturities, equity securities and short-term investments is based on quoted market prices, where available, or on values obtained from independent pricing services (see note 8).

The carrying value of the surplus notes approximates their estimated fair value since their interest rates approximate current interest rates and the companies' credit ratings have not changed.

Other long-term investments, consisting primarily of holdings in limited partnerships and limited liability companies, are valued by the various fund managers. In management's opinion, these values reflect fair value at December 31, 2003.

The estimated fair value of the Company's financial instruments is summarized below.

	Carrying amount	Estimated fair value
December 31, 2003		
Assets:		
Fixed maturity securities:		
Held-to-maturity	**$ 49,845,348**	**$ 53,854,424**
Available-for-sale	**523,785,758**	**523,785,758**
Equity securities available-for-sale	**49,008,498**	**49,008,498**
Short-term investments	**63,568,064**	**63,568,064**
Other long-term investments	**4,758,019**	**4,758,019**
Liabilities:		
Surplus notes	**36,000,000**	**36,000,000**
December 31, 2002		
Assets:		
Fixed maturity securities:		
Held-to-maturity	$ 55,033,675	$ 61,639,037
Available-for-sale	485,855,966	485,855,966
Equity securities available-for-sale	34,596,985	34,596,985
Short-term investments	29,650,230	29,650,230
Other long-term investments	3,057,000	3,057,000
Liabilities:		
Surplus notes	36,000,000	36,000,000

15. CONTINGENT LIABILITIES

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

The members of the pooling agreement have purchased annuities to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company, under the current terms of the pooling agreement, is contingently liable for 23.5 percent of these annuities (see note 2). The Company is contingently liable to various claimants in the amount of $752,884 in the event that the issuing company would be unable to fulfill its obligations.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

16. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2003				
Total revenues	$86,646,867	$90,215,736	$92,594,260	$92,900,176
Income before income tax expense	$ 9,543,476	$ 1,419,592	$ 8,922,814	$ 8,096,414
Income tax expense (benefit)	3,097,798	(10,600)	2,540,710	2,005,265
Net income	$ 6,445,678	$ 1,430,192	$ 6,382,104	$ 6,091,149
Net income per share - basic and diluted*	$ .57	$ .12	$ .56	$ .53
2002				
Total revenues	$77,157,134	$78,582,787	$81,763,105	$90,024,758
Income before income tax expense	$ 5,470,323	$ 3,518,303	$ 5,971,780	$ 6,931,630
Income tax expense	1,780,446	573,617	1,670,595	1,765,640
Net income	$ 3,689,877	$ 2,944,686	$ 4,301,185	$ 5,165,990
Net income per share - basic and diluted*	$ .33	$ .26	$ .38	$ .45
2001				
Total revenues	$68,295,006	$71,307,822	$77,180,241	$81,041,170
Income (loss) before income tax expense (benefit)	$ 2,677,827	$(5,025,762)	$ (766,909)	$(2,427,035)
Income tax expense (benefit)	612,674	(2,179,897)	(703,381)	(1,165,143)
Net income (loss)	$ 2,065,153	$(2,845,865)	$ (63,528)	$(1,261,892)
Net income (loss) per share - basic and diluted*	$ .18	$ (.25)	$ (.01)	$ (.11)

* Since the weighted average shares for the quarters are calculated independent of the weighted average shares for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with GAAP.

Incurred But Not Reported (IBNR) - An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss - A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement - A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to an impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

GRAPHIC DESIGN: Groves Design Company
ART DIRECTION: *Eric Groves*
PRODUCTION: *Michael Bentley*

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Count on EMC®

EMC

EMC Insurance Group Inc.

[illegible] Mulberry • Des Moines, Iowa 50309

www.emcinsurance.com